Exhibit 99.1
Interim Report
As of and for the three and nine months ended September 30, 2019

CERTAIN DEFINED TERMS
In this Interim Report, unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “FCA” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries or any one or more of them, as the context may require. References in this Interim Report to “FCA N.V.” refer solely to Fiat Chrysler Automobiles N.V. References to “FCA US” refer to FCA US LLC, together with its direct and indirect subsidiaries.
All references in this Interim Report to “Euro” and “€” refer to the currency issued by the European Central Bank. The Group’s financial information is presented in Euro. All references to “U.S. Dollars”, “U.S. Dollar”, “U.S.$” and “$” refer to the currency of the United States of America (“U.S.”).
Forward-Looking Statements
Statements contained in this Interim Report, particularly those regarding possible or assumed future performance, competitive strengths, costs, dividends, reserves and growth of FCA, industry growth and other trends and projections and estimated company earnings are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of the Group with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially.
These factors include, without limitation:

•	our ability to launch new products successfully and to maintain vehicle shipment volumes;

•	changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality;

•
changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations;

•	our ability to expand certain of our brands globally;

•	our ability to offer innovative, attractive products;

•	our ability to develop, manufacture and sell vehicles with advanced features, including enhanced electrification, connectivity and autonomous-driving characteristics;

•
various types of claims, lawsuits, governmental investigations and other contingencies affecting us, including product liability and warranty claims and environmental claims, investigations and lawsuits;

•	material operating expenditures in relation to compliance with environmental, health and safety regulations;

•	the intense level of competition in the automotive industry, which may increase due to consolidation;

•	exposure to shortfalls in the funding of our defined benefit pension plans;

•
our ability to provide or arrange for access to adequate financing for our dealers and retail customers and associated risks related to the establishment and operations of financial services companies, including capital required to be deployed to financial services;

•	our ability to access funding to execute our business plan and improve our business, financial condition and results of operations;

•	a significant malfunction, disruption or security breach compromising our information technology systems or the electronic control systems contained in our vehicles;

•	our ability to realize anticipated benefits from joint venture arrangements;

•	our ability to successfully implement and execute strategic initiatives and transactions, including our plans to separate certain businesses;

•	disruptions arising from political, social and economic instability;

•	risks associated with our relationships with employees, dealers and suppliers;

•	increases in costs, disruptions of supply or shortages of raw materials;

•	developments in labor and industrial relations, including any work stoppages, and developments in applicable labor laws;

•	exchange rate fluctuations, interest rate changes, credit risk and other market risks;

•	political and civil unrest;

•	earthquakes or other disasters; and

•	other factors discussed elsewhere in this Interim Report.
Furthermore, in light of the inherent difficulty in forecasting future results, any estimates or forecasts of particular periods that are provided in this Interim Report are uncertain. We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this Interim Report or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements.
Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section — Risks and Uncertainties of this Interim Report.

MANAGEMENT DISCUSSION AND ANALYSIS
Highlights - from continuing operations
Our former Magneti Marelli business was classified as a discontinued operation for the nine months ended September 30, 2019, up to its deconsolidation on completion of the sale transaction on May 2, 2019, and for the three and nine months ended September 30, 2018. Refer to Note 2, Scope of consolidation in our Interim Condensed Consolidated Financial Statements elsewhere in this Interim Report for additional information. Unless otherwise stated, all figures below exclude results from discontinued operations:

Three months ended September 30			Nine months ended September 30
2019	2018	(€ million, except shipments, which are in thousands of units, and per share amounts)	2019	2018
1,059	1,160	Combined shipments(1)	3,253	3,665
1,031	1,125	Consolidated shipments(2)	3,159	3,526

27,322	27,594	Net revenues	78,544	80,938
1,959	1,872	Adjusted EBIT(3)	4,553	4,907
(179)	514	Net (loss)/profit from continuing operations	1,122	2,159
1,262	1,343	Adjusted net profit(4)	2,760	3,215
—	50	Profit from discontinued operations, net of tax(5)	3,970	180
(179)	564	Net (loss)/profit (including discontinued operations)	5,092	2,339

		Earnings per share - including discontinued operations(6)
(0.11)	0.36	Basic (loss)/earnings per share (€)	3.25	1.50
(0.11)	0.36	Diluted (loss)/earnings per share (€)	3.24	1.48

		Earnings per share from continuing operations(6)
(0.11)	0.33	Basic (loss)/earnings per share (€)	0.72	1.39
(0.11)	0.33	Diluted (loss)/earnings per share (€)	0.71	1.38

0.81	0.86	Adjusted diluted earnings per share(7) (€)	1.75	2.05

		Dividends paid, per share
—	—	Ordinary dividends paid, per share (€)	0.65	—
—	—	Extraordinary dividends paid, per share (€)	1.30	—

	Nine months ended September 30
(€ million)	2019	2018
Cash flows from operating activities	€6,094	€5,963
Of which: Cash flows from continuing operations(8)	6,402	5,623
Of which: Cash flows (used in)/from discontinued operations(8)	(308)	340
Industrial free cash flows(9)	662	2,411
________________________________________________________________________________________________________________________________________________
(1) Combined shipments include shipments by the Group's consolidated subsidiaries and unconsolidated joint ventures.
(2) Consolidated shipments only include shipments by the Group's consolidated subsidiaries.
(3) Refer to sections — Non-GAAP Financial Measures, Group Results and Results by Segment in this Interim Report for further discussion.
(4) Refer to sections — Non-GAAP Financial Measures and Group Results in this Interim Report for further discussion.
(5) Profit from discontinued operations, net of tax for the nine months ended September 30, 2019 includes the €3,811 million gain on disposal of Magneti Marelli and related tax expense of €2 million.
(6) Refer to Note 20, Earnings per share, in the Interim Condensed Consolidated Financial Statements included in this Interim Report.
(7) Refer to sections - Non-GAAP Financial Measures and Group Results in this Interim Report for further discussion.
(8) Includes only cash flows relating to third parties and excluding intercompany of €(200) million and €29 million for the nine months ended September 30, 2019 and 2018 respectively.
(9) Amounts exclude discontinued operations. Refer to section — Non-GAAP Financial Measures and Liquidity and Capital Resources in this Interim Report for further discussion.

Non-GAAP Financial Measures
We monitor our operations through the use of several non-generally accepted accounting principles (“non-GAAP”) financial measures: Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”), Adjusted net profit, Adjusted diluted earnings per share (“Adjusted diluted EPS”), Industrial free cash flows and certain information provided on a constant exchange rate (“CER”) basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the overall ability to assess our financial performance. They provide us with comparable measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industry in which we operate, however, these financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance as prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as IFRS as adopted by the European Union.
Adjusted EBIT: excludes certain adjustments from Net (loss)/profit from continuing operations, including: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit).
Adjusted EBIT is used for internal reporting to assess performance and as part of the Group's forecasting, budgeting and decision making processes as it provides additional transparency to the Group's core operations. We believe this non-GAAP measure is useful because it excludes items that we do not believe are indicative of the Group’s ongoing operating performance and allows management to view operating trends, perform analytical comparisons and benchmark performance between periods and among our segments. We also believe that Adjusted EBIT is useful for analysts and investors to understand how management assesses the Group’s ongoing operating performance on a consistent basis. In addition, Adjusted EBIT is one of the metrics used in the determination of the annual performance bonus and the achievement of certain performance objectives established under the terms of the 2019-2021 equity incentive plan for the Chief Executive Officer of the Group and other eligible employees, including members of the Group Executive Council.
Refer to the sections Group Results and Results by Segment below for further discussion and for a reconciliation of this non-GAAP measure to Net (loss)/profit from continuing operations, which is the most directly comparable measure included in our Interim Condensed Consolidated Income Statement. Adjusted EBIT should not be considered as a substitute for Net (loss)/profit from continuing operations, cash flow or other methods of analyzing our results as reported under IFRS.
Adjusted net profit: is calculated as Net (loss)/profit from continuing operations excluding post-tax impacts of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature.
We believe this non-GAAP measure is useful because it also excludes items that we do not believe are indicative of the Group’s ongoing operating performance and provides investors with a more meaningful comparison of the Group's ongoing operating performance. In addition, Adjusted net profit is one of the metrics used in the determination of the annual performance bonus and the achievement of certain performance objectives established under the terms of the 2014-2018 equity incentive plan for the Chief Executive Officer of the Group and other eligible employees, including members of the Group Executive Council.
Refer to the section Group Results below for further discussion and for a reconciliation of this non-GAAP measure to Net (loss)/profit from continuing operations, which is the most directly comparable measure included in our Interim Condensed Consolidated Income Statement. Adjusted net profit should not be considered as a substitute for Net (loss)/profit from continuing operations, cash flow or other methods of analyzing our results as reported under IFRS.
Adjusted diluted EPS: is calculated by adjusting Diluted (loss)/earnings per share from continuing operations for the impact per share of the same items excluded from Adjusted net profit.
We believe this non-GAAP measure is useful because it also excludes items that we do not believe are indicative of the Group’s ongoing operating performance and provides investors with a more meaningful comparison of the Group's ongoing quality of earnings.

Refer to the section Group Results below for a reconciliation of this non-GAAP measure to Diluted (loss)/earnings per share from continuing operations, which is the most directly comparable measure included in our Interim Condensed Consolidated Financial Statements. Adjusted diluted EPS should not be considered as a substitute for Basic (loss)/earnings per share, Diluted (loss)/earnings per share from continuing operations or other methods of analyzing our quality of earnings as reported under IFRS.
Industrial free cash flows: is our key cash flow metric and is calculated as Cash flows from operating activities less: cash flows from operating activities from discontinued operations; cash flows from operating activities related to financial services, net of eliminations; investments in property, plant and equipment and intangible assets for industrial activities; adjusted for net intercompany payments between continuing operations and discontinued operations; and adjusted for discretionary pension contributions in excess of those required by the pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables and the payment of accounts payable, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Group’s control.
Refer to Liquidity and Capital Resources —Industrial free cash flows for further information and the reconciliation of this non-GAAP measure to Cash flows from operating activities, which is the most directly comparable measure included in our Interim Condensed Consolidated Statement of Cash Flows. Industrial free cash flows should not be considered as a substitute for Net (loss)/profit from continuing operations, cash flow or other methods of analyzing our results as reported under IFRS.
Constant Currency Information: the discussion within section Group Results includes information about our results at CER, which is calculated by applying the prior year average exchange rates to translate current financial data expressed in local currency in which the relevant financial statements are denominated (see Note 1, Basis of Preparation, within the Interim Condensed Consolidated Financial Statements included elsewhere in this report for the exchange rates applied). Although we do not believe that this non-GAAP measure is a substitute for GAAP measures, we believe that results excluding the effect of currency fluctuations provide additional useful information to investors regarding the operating performance and trends in our business on a local currency basis.

Group Results
The following is a discussion of the Group's results of operations for the three and nine months ended September 30, 2019 compared to the three and nine months ended September 30, 2018.

Three months ended September 30			Nine months ended September 30
2019	2018	(€ million)	2019	2018
€27,322	€27,594	Net revenues	€78,544	€80,938
23,768	23,584	Cost of revenues	68,038	69,428
1,601	2,291	Selling, general and other costs	4,691	5,608
1,456	705	Research and development costs	2,911	2,249
43	50	Result from investments	159	201
—	—	Gains on disposal of investments	7	—
(1)	24	Restructuring costs	195	26
280	249	Net financial expenses	784	801
261	791	Profit before taxes	2,091	3,027
440	277	Tax expense	969	868
(179)	514	Net (loss)/profit from continuing operations	1,122	2,159
—	50	Profit from discontinued operations, net of tax	3,970	180
€(179)	€564	Net (loss)/profit	€5,092	€2,339

		Net (loss)/profit attributable to:
€(179)	€557	Owners of the parent	€5,086	€2,321
€—	€7	Non-controlling interests	€6	€18

		Net (loss)/profit from continuing operations attributable to:
€(179)	€513	Owners of the parent	€1,118	€2,156
€—	€1	Non-controlling interests	€4	€3

		Net profit from discontinued operations attributable to:
€—	€44	Owners of the parent	€3,968	€165
€—	€6	Non-controlling interests	€2	€15
Net revenues

		Increase/(Decrease)					Increase/(Decrease)
Three months ended September 30		2019 vs. 2018			Nine months ended September 30		2019 vs. 2018
2019	2018	% Actual	% CER	(€ million)	2019	2018	% Actual	% CER
€27,322	€27,594	(1.0)%	(4.4)%	Net revenues	€78,544	€80,938	(3.0)%	(6.6)%
See — Results by Segment below for a discussion of Net revenues for each of our five reportable segments (North America, LATAM, APAC, EMEA and Maserati). During the three months ended March 31, 2019, our previously reported “NAFTA” segment was renamed “North America” (refer to Note 21, Segment reporting for additional information).

Cost of revenues

		Increase/(Decrease)					Increase/(Decrease)
Three months ended September 30		2019 vs. 2018			Nine months ended September 30		2019 vs. 2018
2019	2018	% Actual	% CER	(€ million)	2019	2018	% Actual	% CER
€23,768	€23,584	0.8%	(2.6)%	Cost of revenues	€68,038	€69,428	(2.0)%	(5.6)%
87.0%	85.5%			Cost of revenues as % of Net revenues	86.6%	85.8%
The increase in Cost of revenues during the three months ended September 30, 2019 compared to the corresponding period in 2018 was primarily related to (i) impairment of assets, as described below, (ii) increases resulting from foreign currency translation effects, and (iii) model mix, product costs and content enhancements on recently launched vehicles in North America, which were largely offset by volume decreases in North America, EMEA and Maserati.
During the three months ended September 30, 2019, rationalization of product portfolio plans, primarily for Europe in the A-segment as well for Alfa Romeo resulted in the recognition of asset impairment charges for certain platforms. The impairment charges totaled €1,376 million, composed of €563 million of Property, plant and equipment recognized within Cost of revenues and €813 million of previously capitalized development costs recognized within Research and development costs. Of these charges, €435 million relates to the EMEA segment, €148 million relates to the Maserati segment and the remaining €793 million is not allocated to a specific region as the platform assets that have been impaired are used to produce Alfa Romeo vehicles sold in several of our regions. Refer to Note 7, Other intangible assets in the Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report.
The decrease in Cost of revenues during the nine months ended September 30, 2019 compared to the corresponding period in 2018 was primarily related to (i) volume decreases in North America, EMEA and Maserati, which were partially offset by (ii) impairment of assets as mentioned above, (iii) increases resulting from foreign currency translation effects; and (iv) overall mix, product costs and enhancements on recently launched vehicles in North America.
Included within Cost of revenues for the three and nine months ended September 30, 2019 were amounts of €145 million and €291 million, respectively, which represent the accrual of regulatory expenses and the utilization of regulatory credits, primarily in North America and EMEA. The amounts for the nine months ended September 30, 2019 include a benefit in North America as a result of the CAFE fine rate reduction in the U.S. on MY2019 vehicles sold in prior periods, recognized in the second quarter of 2019. Included within Cost of revenues for the three and nine months ended September 30, 2018 were amounts of €92 million and €274 million, respectively, which represented the accrual of regulatory expenses and the utilization of regulatory credits, primarily in North America.
Cost of revenues also includes significant costs that contribute to regulatory compliance which are not separately quantifiable as they are elements within broader initiatives, such as technology deployment in terms of powertrain upgrades and alternative powertrains, along with actions to improve vehicle demand energy. For further detail, refer to “Environmental and Other Regulatory Matters - Automotive Fuel Economy and Greenhouse Gas Emissions” within our 2018 Annual Report.
Selling, general and other costs

		Increase/(Decrease)					Increase/(Decrease)
Three months ended September 30		2019 vs. 2018			Nine months ended September 30		2019 vs. 2018
2019	2018	% Actual	% CER	(€ million)	2019	2018	% Actual	% CER
€1,601	€2,291	(30.1)%	(31.6)%	Selling, general and other costs	€4,691	€5,608	(16.4)%	(18.6)%
5.9%	8.3%			Selling, general and other costs as % of Net revenues	6.0%	6.9%

Selling, general and other costs includes advertising, personnel and other costs. The decrease in Selling, general and other costs during the three and nine months ended September 30, 2019, compared to the corresponding period in 2018 was primarily due to the non-repeat of the €713 million charge for estimated costs related to U.S. diesel emissions matters recognized during the three months ended September 30, 2018, which were excluded from Adjusted EBIT. Net of this charge, Selling, general and other costs decreased by €204 million during the nine months ended September 30, 2019, due to lower advertising expenses in North America, EMEA and LATAM, as well as efficiencies resulting from restructuring actions in EMEA.
Advertising costs accounted for 47.2 percent and 32.5 percent of total Selling, general and other costs for the three months ended September 30, 2019 and 2018, respectively, and 47.4 percent and 40.9 percent for the nine months ended September 30, 2019 and 2018, respectively. The increase in advertising costs as a proportion of total Selling, general and other costs was primarily due to lower total Selling, general and other costs in 2019 from the non-repeat of the charge recognized in three and nine months ended September 30, 2018 referred to above.
Research and development costs

		Increase/(Decrease)					Increase/(Decrease)
Three months ended September 30		2019 vs. 2018			Nine months ended September 30		2019 vs. 2018
2019	2018	% Actual	% CER	(€ million)	2019	2018	% Actual	% CER
€312	€348	(10.3)%	(13.2)%	Research and development expenditures expensed	€944	€1,088	(13.2)%	(16.8)%
331	357	(7.3)%	(9.8)%	Amortization of capitalized development expenditures	1,027	1,095	(6.2)%	(8.7)%
813	—	n.m.	n.m.	Impairment and write-off of capitalized development expenditures	940	66	n.m.	n.m.
€1,456	€705	106.5%	103.8%	Total Research and development costs	€2,911	€2,249	29.4%	26.3%
________________________________________________________________________________________________________________________________________________
n.m. = number not meaningful

Three months ended September 30			Nine months ended September 30
2019	2018		2019	2018
1.1%	1.3%	Research and development expenditures expensed as % of Net revenues	1.2%	1.3%
1.2%	1.3%	Amortization of capitalized development expenditures as % of Net revenues	1.3%	1.4%
3.0%	—%	Impairment and write-off of capitalized development expenditures as % of Net revenues	1.2%	0.1%
5.3%	2.6%	Total Research and development cost as % of Net revenues	3.7%	2.8%
The increase in total Research and development costs during the three and nine months ended September 30, 2019, as compared to the same periods in 2018 was primarily due to the impact of impairment charges of previously capitalized development costs (refer to Cost of Revenues above).
The decrease in the Research and development expenditures expensed during the three and nine months ended September 30, 2019 as compared to the same periods in 2018 was primarily due to the higher capitalization of costs, consistent with the progress in the stage of development of models in North America, primarily the Jeep brand.
The decrease in the Amortization of capitalized development costs during the three and nine months ended September 30, 2019 as compared to the same periods in 2018 was primarily due to the cycle of the current product range.

Total research and development expenditures during the three and nine months ended September 30, 2019 and 2018 were as follows:

Three months ended September 30		Increase/(Decrease)		Nine months ended September 30		Increase/(Decrease)
2019	2018	2019 vs. 2018	(€ million)	2019	2018	2019 vs. 2018
€707	€557	26.9%	Capitalized development expenditures	€1,956	€1,463	33.7%
312	348	(10.3)%	Research and development expenditures expensed	944	1,088	(13.2)%
€1,019	€905	12.6%	Total Research and development expenditures	€2,900	€2,551	13.7%

69.4%	61.5%		Capitalized development expenditures as % of Total Research and development expenditures	67.4%	57.4%
3.7%	3.3%		Total Research and development expenditures as % of Net revenues	3.7%	3.2%
The increase in total Research and development expenditures during the three and nine months ended September 30, 2019 compared to the corresponding periods in 2018 reflects the efforts in the continued renewal and enrichment of our product portfolio.
The increase in Capitalized development expenditures as a proportion of total Research and development expenditures during the three and nine months ended September 30, 2019 compared to the corresponding periods in 2018 was due to increased spending for the development of new models to be launched in 2020 and 2021.
Net financial expenses

Three months ended September 30		Increase/(Decrease)		Nine months ended September 30		Increase/(Decrease)
2019	2018	2019 vs. 2018	(€ million)	2019	2018	2019 vs. 2018
€280	€249	12.4%	Net financial expenses	€784	€801	(2.1)%
The increase in Net financial expenses during the three months ended September 30, 2019 compared to the corresponding period in 2018 was primarily due to €23 million of interest on lease liabilities recognized following the adoption of IFRS 16 - Leases (refer to Note 1, Basis of preparation, within our Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report) and negative foreign exchange impacts, more than offsetting savings from the reduction in gross debt.
The decrease in Net financial expenses during the nine months ended September 30, 2019 compared to the corresponding period in 2018 was primarily due to the average reduction in gross debt, partially offset by €64 million of interest on lease liabilities recognized following the adoption of IFRS 16.
Tax expense

Three months ended September 30		Increase/(Decrease)		Nine months ended September 30		Increase/(Decrease)
2019	2018	2019 vs. 2018	(€ million)	2019	2018	2019 vs. 2018
€440	€277	58.8%	Tax expense	€969	€868	11.6%
169%	35%		Effective tax rate	46%	29%
The increase in the effective tax rate during the three and nine months ended September 30, 2019, compared to the corresponding periods in 2018, primarily related to the €1,376 million impairment charges recognized during the three months ended September 30, 2019 without a corresponding tax benefit due to the partial deferred tax recognition position in Italy, partially offset by the non-repeat of the tax impact of the U.S. diesel emissions expense recognized during the three months ended September 30, 2018.

Net (loss)/profit from continuing operations

Three months ended September 30		Increase/(Decrease)		Nine months ended September 30		Increase/(Decrease)
2019	2018	2019 vs. 2018	(€ million)	2019	2018	2019 vs. 2018
€(179)	€514	n.m.	Net (loss)/profit from continuing operations	€1,122	€2,159	(48.0)%
________________________________________________________________________________________________________________________________________________
n.m. = number not meaningful
The change from Net profit to Net (loss) from continuing operations during the three months ended September 30, 2019, compared to the corresponding period in 2018 was primarily due to the pre-tax impact of €1,376 million impairment of assets (refer to Cost of Revenues above) and the non-repeat of the €713 million charge recognized during the three months ended September 30, 2018 for estimated costs related to U.S. diesel emissions matters.
The decrease in Net profit from continuing operations during the nine months ended September 30, 2019, compared to the corresponding period in 2018 was primarily due to the pre-tax impact of €1,376 million impairment of assets recognized in the three months ended September 30, 2019 (refer to Cost of Revenues above), partially offset by the non-repeat of €713 million for estimated costs related to U.S. diesel emissions matters recognized during the three months ended September 30, 2018. Decreased operating performance due to EMEA and Maserati was partially offset by improvements in APAC, LATAM and North America.
Profit from discontinued operations, net of tax

Three months ended September 30		Increase/(Decrease)		Nine months ended September 30		Increase/(Decrease)
2019	2018	2019 vs. 2018	(€ million)	2019	2018	2019 vs. 2018
€—	€50	n.m.	Profit from discontinued operations, net of tax	€3,970	€180	n.m.
________________________________________________________________________________________________________________________________________________
n.m. = number not meaningful
Magneti Marelli, including the gain on sale of €3,811 million and related tax expense of €2 million, is presented as a discontinued operation in the Interim Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2019 and 2018. For more information, refer to Note 2, Scope of consolidation, within our Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report.
Adjusted EBIT

		Increase/(Decrease)					Increase/(Decrease)
Three months ended September 30		2019 vs. 2018			Nine months ended September 30		2019 vs. 2018
2019	2018	% Actual	% CER	(€ million)	2019	2018	% Actual	% CER
€1,959	€1,872	4.6%	(0.5)%	Adjusted EBIT	€4,553	€4,907	(7.2)%	(11.7)%
7.2%	6.8%	+40 bps		Adjusted EBIT margin (%)	5.8%	6.1%	-30 bps

The following chart presents the change in Adjusted EBIT by segment for the three months ended September 30, 2019 compared to the corresponding period in 2018.
For the three months ended September 30, 2019 and 2018, the Adjusted EBIT related to Magneti Marelli that was excluded from the Group's Adjusted EBIT result was nil and €123 million, respectively. Refer to Note 2, Scope of consolidation in our Interim Condensed Consolidated Financial Statements elsewhere in this Interim Report for additional information regarding the classification of Magneti Marelli as a discontinued operation.
The following chart presents the change in Adjusted EBIT by segment for the nine months ended September 30, 2019 compared to the corresponding period in 2018.
For the nine months ended September 30, 2019 and 2018, the Adjusted EBIT related to Magneti Marelli that was excluded from the Group's Adjusted EBIT result was €218 million and €354 million, respectively. Refer to Note 2, Scope of consolidation in our Interim Condensed Consolidated Financial Statements elsewhere in this Interim Report for additional information regarding the classification of Magneti Marelli as a discontinued operation.
Refer to — Results by Segment below for a discussion of Adjusted EBIT for each of our five reportable segments (North America, LATAM, APAC, EMEA and Maserati).

The following table is the reconciliation of Net (loss)/profit from continuing operations, which is the most directly comparable measure included in the Interim Condensed Consolidated Income Statement, to Adjusted EBIT:

Three months ended September 30			Nine months ended September 30
2019	2018	(€ million)	2019	2018
€(179)	€514	Net (loss)/profit from continuing operations	€1,122	€2,159
440	277	Tax expense	969	868
280	249	Net financial expenses	784	801
		Adjustments:
1,376	—	Impairment expense and supplier obligations	1,531	164
(1)	24	Restructuring costs, net of reversals	195	26
—	713	Charge for U.S. diesel emissions matters	—	713
—	129	China inventory impairment	—	129
—	—	U.S. special bonus payment	—	111
—	—	Employee benefits settlement losses	—	78
—	(3)	Recovery of costs for recall - airbag inflators	—	(46)
—	13	(Recovery of)/costs for recall - contested with supplier	—	(50)
—	—	Gains on disposal of investments	(7)	—
—	(47)	Brazilian indirect tax - reversal of liability/recognition of credits	(164)	(47)
43	3	Other	123	1
1,418	832	Total Adjustments	1,678	1,079
€1,959	€1,872	Adjusted EBIT	€4,553	€4,907
During the three months ended September 30, 2019, Adjusted EBIT excluded adjustments primarily related to:

•	€1,376 million relating to impairments (refer to Cost of revenues and Research and development costs above);

•
€43 million of Other costs, primarily relating to litigation proceedings (refer to Note 18, Guarantees granted, commitments and contingent liabilities in the Interim Condensed Consolidated Financial Statements included elsewhere in this report for further details).

During the nine months ended September 30, 2019, Adjusted EBIT excluded adjustments primarily related to:

•
€1,531 million relating to the impairment expense of €1,376 million recognized in the third quarter of 2019, as above, as well as impairment expense of €87 million in North America, €62 million in Maserati, and supplier obligations of €6 million in EMEA recognized in the first quarter of 2019;

•
€195 million of restructuring costs, mainly related to LATAM, EMEA and North America, primarily includes €76 million of write-down of Property, plant and equipment and €116 million related to the recognition of provisions for restructuring (refer to Note 13, Provisions, in the Interim Condensed Consolidated Financial Statements included elsewhere in this report);

•
€164 million of gains in relation to the recognition of credits for amounts paid in prior years in relation to indirect taxes in Brazil (refer to Note 9, Trade and other receivables, in the Interim Condensed Consolidated Financial Statements included elsewhere in this report);

•
€123 million of Other costs, primarily relating to litigation proceedings (refer to Note 18, Guarantees granted, commitments and contingent liabilities, in the Interim Condensed Consolidated Financial Statements included elsewhere in this report for further details).

During the three months ended September 30, 2018, Adjusted EBIT excluded adjustments primarily related to:

•	€713 million charge for estimated costs related to U.S. diesel emissions matters;

•	€129 million relating to impairment of inventory in connection with the accelerated adoption of new emission standards in China and slower than expected sales;

•	€24 million relating to restructuring costs, which included €60 million of costs in EMEA offset by a €36 million reversal of previously recorded restructuring costs in LATAM;

•	€47 million of gains in relation to the recognition of credits for amounts paid in prior years in relation to indirect taxes in Brazil; and

•	€13 million accrued in relation to costs for a recall which were contested with a supplier.
During the nine months ended September 30, 2018, in addition to the items above, Adjusted EBIT excluded adjustments primarily related to:

•
€164 million relating to impairment expense of €109 million, primarily in EMEA and APAC, and supplier obligations of €55 million resulting from changes in product plans in connection with the updated business plan;

•
€111 million charge in relation to a special bonus payment, announced on January 11, 2018, to approximately 60,000 hourly and salaried employees in the United States, excluding senior management, as a result of the Tax Cuts and Jobs Act;

•	€78 million charge arising on settlement of a portion of a supplemental retirement plan in North America;

•	€46 million gain from the recovery of amounts accrued in 2016 in relation to costs for recall campaigns related to Takata airbag inflators; and

•
€50 million gain from the partial recovery of amounts accrued in 2016 and 2018 in relation to costs for a recall which were contested with a supplier, net of €13 million of additional costs in the three months ended September 30, 2018, as above.

Adjusted net profit

Three months ended September 30		Increase/(Decrease)		Nine months ended September 30		Increase/(Decrease)
2019	2018	2019 vs. 2018	(€ million)	2019	2018	2019 vs. 2018
€1,262	€1,343	(6.0)%	Adjusted net profit	€2,760	€3,215	(14.2)%
The following table summarizes the reconciliation of Net (loss)/profit from continuing operations, which is the most directly comparable measure included in the Interim Condensed Consolidated Income Statement, to Adjusted net profit:

Three months ended September 30			Nine months ended September 30
2019	2018	(€ million)	2019	2018
€(179)	€514	Net (loss)/profit from continuing operations	€1,122	€2,159
1,418	832	Adjustments (as above)	1,678	1,079
(54)	(3)	Tax impact on adjustments	(117)	3
77	—	Net derecognition of deferred tax assets and other tax adjustments	77	—
—	—	Impact of U.S. tax reform	—	(26)
1,441	829	Total adjustments, net of taxes	1,638	1,056
€1,262	€1,343	Adjusted net profit	€2,760	€3,215

During the three and nine months ended September 30, 2019, Adjusted net profit excluded adjustments related to:

•	€54 million and €117 million gain reflecting the tax impact on the items excluded from Adjusted EBIT above, respectively;

•	€77 million charge reflecting net derecognition of deferred tax assets and other tax adjustments.
During the three months ended September 30, 2018, Adjusted net profit excluded adjustments related to:

•	€3 million charge reflecting the tax impact on the items excluded from Adjusted EBIT above.
During the nine months ended September 30, 2018, Adjusted net profit excluded adjustments related to:

•	€3 million gain reflecting the tax impact on the items excluded from Adjusted EBIT above; and

•	€26 million gain relating to the impact of December 2017 U.S. tax reform.
Adjusted diluted earnings per share

Three months ended September 30		Increase/(Decrease)		Nine months ended September 30		Increase/(Decrease)
2019	2018	2019 vs. 2018	(€ per share)	2019	2018	2019 vs. 2018
€0.81	€0.86	(5.8)%	Adjusted diluted earnings per share	€1.75	€2.05	(14.6)%
The following table summarizes the reconciliation of Diluted (loss)/earnings per share from continuing operations, which is the most directly comparable measure included in the Interim Condensed Consolidated Financial Statements, to Adjusted diluted earnings per share:

Three months ended September 30			Nine months ended September 30
2019	2018	(€ per share except otherwise noted)	2019	2018
€(0.11)	€0.33	Diluted (loss)/earnings per share from continuing operations	€0.71	€1.38
0.92	0.53	Impact of adjustments above, net of taxes, on Diluted earnings per share from continuing operations	1.04	0.67
€0.81	€0.86	Adjusted diluted earnings per share	€1.75	€2.05
1,571,155	1,568,788	Weighted average number of shares outstanding for Diluted earnings per share from continuing operations (thousand)	1,570,576	1,567,701

Results by Segment

	Net revenues		Adjusted EBIT		Consolidated Shipments
	Three months ended September 30
(€ million, except shipments which are in thousands of units)	2019	2018	2019	2018	2019	2018
North America	€19,066	€19,073	€2,019	€1,937	600	673
LATAM	2,191	1,983	152	83	150	151
APAC	687	582	(10)	(96)	17	19
EMEA	4,660	4,955	(55)	(25)	260	273
Maserati(1)	394	631	(51)	15	4	9
Other activities	722	576	(70)	(39)	—	—
Unallocated items & eliminations(2)	(398)	(206)	(26)	(3)	—	—
Total	€27,322	€27,594	€1,959	€1,872	1,031	1,125

	Net revenues		Adjusted EBIT		Consolidated Shipments
	Nine months ended September 30
(€ million, except shipments which are in thousands of units)	2019	2018	2019	2018	2019	2018
North America	€52,762	€53,025	€4,628	€4,550	1,752	1,995
LATAM	6,173	5,979	367	258	418	433
APAC	2,041	1,853	(31)	(184)	56	58
EMEA	15,294	16,925	(52)	345	919	1,014
Maserati	1,208	1,953	(159)	103	14	26
Other activities	2,175	1,868	(162)	(124)	—	—
Unallocated items & eliminations(2)	(1,109)	(665)	(38)	(41)	—	—
Total	€78,544	€80,938	€4,553	€4,907	3,159	3,526
________________________________________________________________________________________________________________________________________________
(1) Maserati shipments for the three months ended September 30, 2019 reflect the impact of rounding of one thousand units.
(2) Primarily includes intercompany transactions which are eliminated on consolidation
The following is a discussion of Net revenues, Adjusted EBIT and shipments for each of our five reportable segments for the three and nine months ended September 30, 2019 as compared to the three and nine months ended September 30, 2018. We review changes in our results of operations with the following operational drivers:

•
Volume: reflects changes in products sold to our customers, primarily dealers and fleet customers. Change in volume is driven by industry volume, market share and changes in dealer stock levels. Vehicles manufactured and distributed by our unconsolidated joint ventures are not included within volume;

•
Mix: generally reflects the changes in product mix, including mix among vehicle brands and models, as well as changes in regional market and distribution channel mix, including mix between retail and fleet customers;

•
Net price: primarily reflects changes in prices to our customers including higher pricing related to content enhancement, net of discounts, price rebates and other sales incentive programs, as well as related foreign currency transaction effects;

•
Industrial costs: primarily include cost changes to manufacturing and purchasing of materials that are associated with content and enhancement of vehicle features, as well as industrial efficiencies and inefficiencies, recall campaign and warranty costs, depreciation and amortization, research and development costs and related foreign currency transaction effects;

•
Selling, general and administrative costs (“SG&A”): primarily include costs for advertising and promotional activities, purchased services, information technology costs and other costs not directly related to the development and manufacturing of our products; and

•	Other: includes other items not mentioned above, such as foreign currency exchange translation and results from joint ventures and associates.

North America

		Increase/(Decrease)					Increase/(Decrease)
Three months ended September 30		2019 vs. 2018			Nine months ended September 30		2019 vs. 2018
2019	2018	% Actual	% CER		2019	2018	% Actual	% CER
600	673	(10.8)%	—	Shipments (thousands of units)	1,752	1,995	(12.2)%	—
€19,066	€19,073	—%	(4.5)%	Net revenues (€ million)	€52,762	€53,025	(0.5)%	(6.1)%
€2,019	€1,937	4.2%	(1.2)%	Adjusted EBIT (€ million)	€4,628	€4,550	1.7%	(4.5)%
10.6%	10.2%	+40 bps	—	Adjusted EBIT margin (%)	8.8%	8.6%	+20 bps	—
Three months ended September 30, 2019
The Group's market share(1) in North America of 12.1 percent for the three months ended September 30, 2019 reflected an increase of 10 bps from 12.0 percent in the same period in 2018. The U.S. market share(1) of 12.7 percent reflected a decrease of 20 bps from 12.9 percent in the same period in 2018.
Shipments
The decrease in North America shipments in the three months ended September 30, 2019 compared to the same period in 2018 was primarily due to continued dealer stock discipline, partially offset by volumes of all-new Jeep Gladiator.
Net revenues
North America Net revenues in the three months ended September 30, 2019 were in line with the same period in 2018, with favorable model mix and foreign exchange translation effects, offset by lower volumes and negative channel mix.
Adjusted EBIT
The following chart reflects the change in North America Adjusted EBIT by operational driver for the three months ended September 30, 2019 compared to the same period in 2018.

_______________________________________________________________________________________________________________________________________________
(1) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit and Ward’s Automotive.

The increase in North America Adjusted EBIT in the three months ended September 30, 2019 compared to the same period in 2018 was primarily due to:

•	favorable mix;

•	positive net price;

•	industrial efficiencies; and

•	overall favorable foreign exchange effects.
These were partially offset by:

•	lower volumes; and

•	increased product costs on new vehicles, included within Industrial costs above.
Nine months ended September 30, 2019
Shipments
The decrease in North America shipments in the nine months ended September 30, 2019 compared to the same period in 2018 was due to lower Jeep volumes from the non-repeat of overlapping all-new and prior generation Jeep Wrangler models in the first three months of 2019, continued dealer stock reductions, partially offset by increased Ram and all-new Jeep Gladiator volumes.
Net revenues
North America Net revenues in the nine months ended September 30, 2019 were slightly down compared to the same period in 2018, with €5.3 billion from lower volumes partially offset by €3.0 billion favorable foreign exchange translation effects and €1.9 billion of favorable mix and €0.2 billion of positive net pricing.
Adjusted EBIT
The following chart reflects the change in North America Adjusted EBIT by operational driver for the nine months ended September 30, 2019 compared to the same period in 2018.

The increase in North America Adjusted EBIT in the nine months ended September 30, 2019 compared to the same period in 2018 was primarily due to:

•	favorable mix and positive net pricing driven by new models;

•	manufacturing and purchasing efficiencies, as well as the benefit due to the CAFE fine rate reduction in the U.S. on MY2019 vehicles sold in prior periods recognized in the second quarter of 2019;

•	lower SG&A expense, primarily from a reduction in advertising costs; and

•	favorable foreign currency translation effects.
These were partially offset by:

•	lower volumes; and

•	increased product costs on new vehicles, included within Industrial costs.

LATAM

		Increase/(Decrease)					Increase/(Decrease)
Three months ended September 30		2019 vs. 2018			Nine months ended September 30		2019 vs. 2018
2019	2018	% Actual	% CER		2019	2018	% Actual	% CER
150	151	(0.7)%	—	Shipments (thousands of units)	418	433	(3.5)%	—
€2,191	€1,983	10.5%	8.6%	Net revenues (€ million)	€6,173	€5,979	3.2%	6.3%
€152	€83	83.1%	92.3%	Adjusted EBIT (€ million)	€367	€258	42.2%	57.1%
6.9%	4.2%	+270 bps	—	Adjusted EBIT margin (%)	5.9%	4.3%	+160 bps	—
Three months ended September 30, 2019
The Group's market share(1) in LATAM increased 30 bps to 13.7 percent for the three months ended September 30, 2019 from 13.4 percent in the same period in 2018. The Group's market share in Brazil and Argentina for the three months ended September 30, 2019 increased 20 bps to 18.4 percent from 18.2 percent and decreased 20 bps to 12.5 percent from 12.7 percent, respectively, compared to the corresponding period in 2018.
Shipments
LATAM shipments in the three months ended September 30, 2019 were substantially flat compared to the same period in 2018, with increased volumes in Brazil offset by lower volumes in other markets, primarily Argentina.
Net revenues
The increase in LATAM Net revenues in the three months ended September 30, 2019 compared to the same period in 2018 was primarily due to positive net pricing, including the recognition of one-off indirect tax credit, and favorable foreign exchange effects.
Adjusted EBIT
The following chart reflects the change in LATAM Adjusted EBIT by operational driver for the three months ended September 30, 2019 compared to the same period in 2018.

________________________________________________________________________________________________________________________________________________
(1) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers.

The increase in LATAM Adjusted EBIT in the three months ended September 30, 2019 compared to the same period in 2018 was primarily due to:

•	higher Net revenues, primarily from favorable net pricing.
This was partially offset by:

•	higher industrial costs, mainly from purchasing cost inflation.
Nine months ended September 30, 2019
Shipments
The decrease in LATAM shipments in the nine months ended September 30, 2019, compared to the same period in 2018, was primarily due to the ongoing Argentina market decline, partially offset by increased volumes in Brazil.
Net revenues
The increase in LATAM Net revenues in the nine months ended September 30, 2019 compared to the same period in 2018 was primarily due to positive net pricing, including the recognition of one-off indirect tax credits, partially offset by lower volumes.
Adjusted EBIT
The following chart reflects the change in LATAM Adjusted EBIT by operational driver for the nine months ended September 30, 2019 compared to the same period in 2018.

The increase in LATAM Adjusted EBIT in the nine months ended September 30, 2019 compared to the same period in 2018 was primarily due to:

•	positive net pricing, including the recognition of one-off credits relating to indirect taxes.
This was partially offset by:

•	higher industrial costs, mainly from purchasing cost inflation, as well as lower export tax benefits in Brazil and Argentina; and

•	negative foreign exchange effects.
Amounts totaling €164 million for credits recognized in relation to a definitive favorable court decision in the COFINS over ICMS litigation in Brazil were excluded from Adjusted EBIT, consistent with the treatment of the related recognition of previous credits in 2018 and the reversal of an indirect tax liability in 2017. Refer to Note 9, Trade and other receivables and the Group's Consolidated Financial Statements for the years ended 2018 and 2017 for further information.

APAC

		Increase/(Decrease)					Increase/(Decrease)
Three months ended September 30		2019 vs. 2018			Nine months ended September 30		2019 vs. 2018
2019	2018	% Actual	% CER		2019	2018	% Actual	% CER
35	46	(23.9)%	—	Combined shipments (thousands of units)	109	155	(29.7)%	—
17	19	(10.5)%	—	Consolidated shipments (thousands of units)	56	58	(3.4)%	—
€687	€582	18.0%	13.9%	Net revenues (€ million)	€2,041	€1,853	10.1%	7.2%
€(10)	€(96)	89.6%	89.2%	Adjusted EBIT (€ million)	€(31)	€(184)	83.2%	86.5%
(1.5)%	(16.5)%	+1500 bps	—	Adjusted EBIT margin (%)	(1.5)%	(9.9)%	+840 bps	—
We locally produce and distribute the Jeep Cherokee, Renegade, Compass and Grand Commander through the 50% owned GAC Fiat Chrysler Automobiles Co (“GAC FCA JV”). The results of the GAC FCA JV are accounted for using the equity method, with recognition of our share of the net income of the joint venture in the line item “Result from investment” within the Consolidated Income Statement. We also produce the Jeep Compass through our joint operation with Fiat India Automobiles Private Limited (“FIAPL”) and we recognize our related interest in the joint operation on a line by line basis.
Shipments distributed by our consolidated subsidiaries, which include vehicles produced by FIAPL, are reported in both consolidated and combined shipments. Shipments of the GAC FCA JV are not included in consolidated shipments and are only in combined shipments.
Three months ended September 30, 2019
Shipments
The decrease in combined shipments in the three months ended September 30, 2019 compared to the same period in 2018 was primarily due to lower GAC FCA JV volumes.
The decrease in consolidated shipments in the three months ended September 30, 2019 compared to the same period in 2018 was primarily due to lower Jeep Compass volumes, partially offset by increased Jeep Wrangler volumes.
Net revenues
The increase in APAC Net revenues in the three months ended September 30, 2019 compared to the same period in 2018 was primarily due to favorable vehicle mix and foreign exchange effects, as well as the non-repeat of incentives related to China 5 transition, partially offset by lower volumes.

Adjusted EBIT
The following chart reflects the change in APAC Adjusted EBIT by operational driver for the three months ended September 30, 2019 compared to the same period in 2018.
The increase in APAC Adjusted EBIT in the three months ended September 30, 2019 compared to the same period in 2018 was primarily due to:

•	increased Net revenues, primarily from favorable vehicle mix and positive net price.
This was partially offset by:

•	lower GAC FCA JV results, included within Other.
Nine months ended September 30, 2019
Shipments
The decrease in combined shipments in the nine months ended September 30, 2019 compared to the same period in 2018 was primarily due to lower GAC FCA JV volumes.
Consolidated shipments in the nine months ended September 30, 2019 were in line compared to the same period in 2018, primarily from increased Jeep Wrangler shipments offset by decreased Jeep Compass volumes.
Net revenues
The increase in APAC Net revenues in the nine months ended September 30, 2019 compared to the same period in 2018 was primarily due to favorable model mix, positive net pricing, mainly due to reduced incentives, and favorable foreign exchange effects.

Adjusted EBIT
The following chart reflects the change in APAC Adjusted EBIT by operational driver for the nine months ended September 30, 2019 compared to the same period in 2018.
The increase in APAC Adjusted EBIT in the nine months ended September 30, 2019 compared to the same period in 2018 was primarily due to:

•	favorable model mix;

•	favorable net price from reduced incentives; and

•	lower industrial and SG&A costs.
These were partially offset by:

•	lower GAC FCA JV results, included within Other.

EMEA

		Increase/(Decrease)					Increase/(Decrease)
Three months ended September 30		2019 vs. 2018			Nine months ended September 30		2019 vs. 2018
2019	2018	% Actual	% CER		2019	2018	% Actual	% CER
270	281	(3.9)%	—	Combined shipments (thousands of units)	960	1,056	(9.1)%	—
260	273	(4.8)%	—	Consolidated shipments (thousands of units)	919	1,014	(9.4)%	—
€4,660	€4,955	(6.0)%	(6.3)%	Net revenues (€ million)	€15,294	€16,925	(9.6)%	(10.0)%
€(55)	€(25)	(120.0)%	(124.2)%	Adjusted EBIT (€ million)	€(52)	€345	(115.1)%	(111.3)%
(1.2)%	(0.5)%	-70 bps	—	Adjusted EBIT margin (%)	(0.3)%	2.0%	-230 bps	—
Three months ended September 30, 2019
The Group's market share(1) in the European Union for the three months ended September 30, 2019, decreased 90 bps to 5.9 percent from 6.8 percent in the same period in 2018.
Shipments
The decrease in EMEA combined and consolidated shipments in the three months ended September 30, 2019 compared to the same period in 2018 was primarily due to discontinuation of Fiat Punto and Alfa Romeo Mito, as well as lower Fiat brand volumes.
Net revenues
The decrease in EMEA Net revenues in the three months ended September 30, 2019 compared to the same period in 2018 was primarily due to lower volumes.
Adjusted EBIT
The following chart reflects the change in EMEA Adjusted EBIT by operational driver for the three months ended September 30, 2019 compared to the same period in 2018.

________________________________________________________________________________________________________________________________________________
(1) Our estimated market share data is presented based on the European Automobile Manufacturers Association (ACEA) Registration Databases and national Registration Offices databases.

The decrease in EMEA Adjusted EBIT in the three months ended September 30, 2019 compared to the same period in 2018 was primarily due to:

•	lower volumes;

•	negative net pricing; and

•	increased compliance and product costs.
These were partially offset by:

•	reduced advertising costs; and

•	labor efficiencies resulting from restructuring actions.
Nine months ended September 30, 2019
Shipments
The decrease in EMEA combined and consolidated shipments in the nine months ended September 30, 2019 compared to the same period in 2018, was primarily due to planned optimization of sales channel mix, market conditions and discontinuation of Alfa Romeo Mito and Fiat Punto.
Net revenues
The decrease in EMEA Net revenues in the nine months ended September 30, 2019 compared to the same period in 2018, was primarily due to lower volumes.
Adjusted EBIT
The following chart reflects the change in EMEA Adjusted EBIT by operational driver for the nine months ended September 30, 2019 compared to the same period in 2018.

The decrease in EMEA Adjusted EBIT in the nine months ended September 30, 2019 compared to the same period in 2018 was primarily due to:

•	lower volumes;

•	negative net pricing; and

•	increased compliance and product costs.
These were partially offset by:

•	reduced advertising costs; and

•	labor efficiencies from restructuring actions.

Maserati

		Increase/(Decrease)					Increase/(Decrease)
Three months ended September 30		2019 vs. 2018			Nine months ended September 30		2019 vs. 2018
2019	2018	% Actual	% CER		2019	2018	% Actual	% CER
4.6	8.8	(47.7)%	—	Shipments (thousands of units)	14.3	26.0	(45.0)%	—
€394	€631	(37.6)%	(38.8)%	Net revenues (€ million)	€1,208	€1,953	(38.1)%	(39.4)%
€(51)	€15	(440.0)%	(439.2)%	Adjusted EBIT (€ million)	€(159)	€103	(254.4)%	(255.4)%
(12.9)%	2.4%	-1530 bps	—	Adjusted EBIT margin (%)	(13.2)%	5.3%	-1850 bps	—
Three months ended September 30, 2019
Shipments
The decrease in Maserati shipments in the three months ended September 30, 2019 compared to the same period in 2018 was primarily due to lower sales and planned dealer stock reductions.
Net revenues
The decrease in Maserati Net revenues in the three months ended September 30, 2019 compared to the same period in 2018 was primarily due to lower volumes, partially offset by positive model and market mix.
Adjusted EBIT
The decrease in Maserati Adjusted EBIT in the three months ended September 30, 2019 compared to the same period in 2018 was primarily due to lower Net revenues.
Nine months ended September 30, 2019
Shipments
The decrease in Maserati shipments in the nine months ended September 30, 2019 compared to the same period in 2018 was mainly due to planned inventory management actions and dealer stock reductions.
Net revenues
The decrease in Maserati Net revenues in the nine months ended September 30, 2019 compared to the same period in 2018 was primarily due to lower volumes.
Adjusted EBIT
The decrease in Maserati Adjusted EBIT in the nine months ended September 30, 2019 compared to the same period in 2018 was primarily due to lower revenues and adjustments of residual values in the U.S.

Liquidity and Capital Resources
Available Liquidity
The following table summarizes our total available liquidity:

(€ million)	At September 30, 2019	At December 31, 2018
Cash, cash equivalents and current debt securities(1)	€16,208	€12,669
Undrawn committed credit lines(2)	7,575	7,728
Cash, cash equivalents and current debt securities - included within Assets held for sale	—	728
Available liquidity(3)	€23,783	€21,125
________________________________________________________________________________________________________________________________________________
(1) Current debt securities are comprised of short term or marketable securities which represent temporary investments that do not satisfy all the requirements to be classified as cash equivalents as they may not be readily convertible to cash or they are subject to significant risk of change in value (even if they are short-term in nature or marketable).
(2) Excludes the undrawn €0.1 billion long-term dedicated credit lines available to fund scheduled investments at September 30, 2019 (€0.1 billion was undrawn at December 31, 2018).
(3) The majority of our liquidity is available to our treasury operations in Europe and U.S.; however, liquidity is also available to certain subsidiaries which operate in other areas. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, we do not believe such transfer restrictions had an adverse effect on the Group’s ability to meet its liquidity requirements at the dates above.
Available liquidity at September 30, 2019 increased €2.7 billion from December 31, 2018 primarily as a result of the proceeds from the sale of Magneti Marelli of €5.8 billion, net of €0.4 billion cash held by Magneti Marelli at the time of the disposal, and €0.5 billion from positive foreign exchange translation differences, partially offset by €3.1 billion dividend payments.
Our available liquidity is subject to intra-month and seasonal fluctuations resulting from business and collection-payment cycles as well as to changes in foreign exchange conversion rates. Refer to the section — Cash Flows below for additional information regarding the change in cash and cash equivalents.
Our liquidity is principally denominated in U.S. Dollar and in Euro, with the remainder being distributed in various countries and denominated in the relevant local currencies. Out of the total cash, cash equivalents and current debt securities available at September 30, 2019, €10.7 billion, or 66.0 percent, were denominated in U.S. Dollar (€7.8 billion, or 58.2 percent, at December 31, 2018) and €2.0 billion, or 12.3 percent, were denominated in Euro (€1.9 billion, or 14.2 percent, at December 31, 2018).
At September 30, 2019, undrawn committed credit lines totaling €7.6 billion included the €6.25 billion syndicated revolving credit facility, as described below, and approximately €1.3 billion of other revolving credit facilities. At December 31, 2018, undrawn committed credit lines totaling €7.7 billion included the €6.25 billion syndicated revolving credit facility, as described below, and approximately €1.5 billion of other revolving credit facilities.
Medium Term Note Programme
In September 2019, the Group repaid a note at maturity with a principal amount of CHF 250 million (€230 million) that was issued through the Medium Term Note (“MTN”) Programme.
Revolving Credit Facilities
In March 2019, the Group amended its syndicated revolving credit facility originally signed in June 2015 and previously amended in March 2017 and March 2018 (as amended, the “RCF”). The amendment extended the RCF’s final maturity to March 2024. The RCF, which is available for general corporate purposes and for the working capital needs of the Group, is structured in two tranches: €3.125 billion with a 37-month tenor and two extension options of 1-year and of 11-months exercisable on the first and second anniversary of the amendment signing date, respectively; and €3.125 billion with a 60-month tenor. The amendment was accounted for as a debt modification and, as a result, the new costs associated with the March 2019 amendment as well as the remaining unamortized debt issuance costs related to the original €5.0 billion RCF and the previous March 2017 and 2018 amendments will be amortized over the life of the amended RCF.

Cash Flows
The following table summarizes the cash flows from operating, investing and financing activities for the nine months ended September 30, 2019 and 2018. Refer to our Interim Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2019 and 2018 included elsewhere in this Interim Report for additional detail.

	Nine months ended September 30
(€ million)	2019(1)	2018(1)
Cash flows from operating activities - continuing operations	€6,402	€5,623
Cash flows (used in)/from operating activities - discontinued operations	(308)	340
Cash flows used in investing activities - continuing operations	(5,284)	(4,306)
Cash flows from investing activities - net cash proceeds, disposal of discontinued operations(2)	5,348	—
Cash flows used in investing activities - discontinued operations	(155)	(415)
Cash flows used in financing activities - continuing operations	(4,062)	(1,947)
Cash flows (used in)/from financing activities - discontinued operations	325	(61)
Translation exchange differences	539	54
Total change in cash and cash equivalents	2,805	(712)

Cash and cash equivalents at beginning of the period	12,450	12,638
Add: cash and cash equivalents at beginning of the period - included with Assets held for sale	719	—
Total change in cash and cash equivalents	2,805	(712)
Less: Cash and cash equivalents at end of the period - included within Assets held for sale	—	508
Cash and cash equivalents at end of the period	€15,974	€11,418
________________________________________________________________________________________________________________________________________________
(1) The cash flows from Magneti Marelli have been presented as discontinued operations for the nine months ended September 30, 2018, following the classification of Magneti Marelli as a discontinued operation and for the four months prior to the completion of the disposal on May 2, 2019. Magneti Marelli operating results were excluded from the Group's continuing operations and are presented as a single line item within the Interim Condensed Consolidated Income Statement for each of the periods presented. The assets and liabilities of Magneti Marelli have been classified as Assets held for sale and Liabilities held for sale within the Consolidated Statement of Financial Position at December 31, 2018. All amounts presented above exclude net intercompany amounts (received by)/paid by Magneti Marelli to/from the Group totaling €(200) million and €29 million within operating activities, €(41) million and €(24) million within investing activities and €405 million and €(119) million within financing activities for the nine months ended September 30, 2019 and 2018, respectively.
(2) Included within Cash flows from investing activities - net cash proceeds, disposal of discontinued operations for the nine months ended September 30, 2019, is €5,348 million reflecting the aggregate cash flows arising from the disposal of Magneti Marelli through the completion of the sale transaction on May 2, 2019, consisting of €5,774 million cash consideration net of €426 million cash balances transferred.
Operating Activities
For the nine months ended September 30, 2019, cash flows from operating activities were the result of Net profit from continuing operations of €1,122 million primarily adjusted: (1) to add back €4,080 million for depreciation and amortization expense, (2) €1,531 million of impairments (refer to Cost of revenues and Research and development costs above), (3) a €469 million change in deferred taxes, (3) a €1,390 million net decrease in provisions, including €0.5 billion of payments for civil, environmental and consumer claims related to U.S. diesel emissions matters accrued in 2018, and warranty and incentive payments which exceeded the related accruals in North America, (4) €308 million of cash used by operating activities of discontinued operations and (5) for the positive effect of the change in working capital of €436 million, which was primarily driven by (i) an increase of €1,508 million in trade payables primarily due to North America production volume increases, which were partially offset by (ii) an increase of €487 million in inventories primarily in North America, and (iii) an increase of €516 million in other receivables net of other payables, reflecting higher indirect tax receivables in LATAM.

For the nine months ended September 30, 2018, cash flows from operating activities were the result of Net profit from continuing operations of €2,159 million primarily adjusted: (1) to add back €4,175 million for depreciation and amortization expense, (2) a €221 million change in deferred taxes, (3) €618 million net increase in provisions, primarily due to a €713 million charge recognized for estimated costs related to U.S. diesel emissions matters and a €670 million accelerated discretionary pension contribution largely offset by changes in other provisions (4) €340 million of cash flows from operating activities of discontinued operations and (5) for the negative effect of the change in working capital of €1,976 million, which was primarily driven by (i) an increase of €1,066 million in inventories mainly due to the ramp-up of new models in North America and EMEA as well as volumes increase in LATAM, (ii) an increase of €204 million in trade receivables,(iii) an increase of €781 million in other receivables net of other payables, mainly due to an increase in indirect tax receivables, which were partially offset by (iv) an increase of €75 million in trade payables.
Investing Activities
For the nine months ended September 30, 2019, cash from investing activities was primarily the result of (1) €5,774 million proceeds from the disposal of Magneti Marelli, net of €426 million in cash and cash equivalents held by Magneti Marelli at the time of the disposal, (2) a decrease in receivables from financing activities of €96 million, mainly attributable to lower volumes of financing in EMEA and APAC partially offset by an increase in LATAM; these were partially offset by (3) €5,482 million of capital expenditures, including €1,956 million of capitalized development expenditures, and (4) €155 million of cash flows used by discontinued operations.
For the nine months ended September 30, 2018, cash used in investing activities was primarily the result of €3,785 million of capital expenditures, including €1,463 million of capitalized development expenditures, an increase in receivables from financing activities of €388 million mainly attributable to increased financing in LATAM and EMEA, and €415 million of cash flows used by discontinued operations.
Financing Activities
For the nine months ended September 30, 2019, cash used in financing activities resulted primarily from dividends paid of €3,056 million, including the extraordinary dividend of €2,038 million related to the disposal of Magneti Marelli, the repayment of debt in Brazil of €543 million, and the repayment of a note at maturity with a principal amount of CHF 250 million (€230 million) that was issued through the MTN Programme.
For the nine months ended September 30, 2018, cash used in financing activities was primarily the result of the repayments of two notes at maturity with a total principal amount of €1,850 million that were issued through the MTN Programme.

Industrial free cash flows
The following table provides a reconciliation of Cash flows from operating activities, the most directly comparable measure included in our Interim Condensed Consolidated Statement of Cash Flows, to Industrial free cash flows for the nine months ended September 30, 2019 and 2018:

	Nine months ended September 30
(€ million)	2019	2018
Cash flows from operating activities	€6,094	€5,963
Less: Cash flows from operating activities - discontinued operations	(308)	340
Cash flows from operating activities - continuing operations	6,402	5,623
Less: Operating activities not attributable to industrial activities	59	51
Less: Capital expenditures for industrial activities	5,481	3,784
Add: Net intercompany payments between continuing operations and discontinued operations	(200)	29
Add: Discretionary pension contribution, net of tax	—	594
Industrial free cash flows	€662	€2,411
For the nine months ended September 30, 2019 Industrial free cash flows from continuing operations decreased by €1.7 billion as compared to the same period in 2018, primarily reflecting higher capital expenditures, €0.5 billion of payments for civil, environmental and consumer claims related to U.S. diesel emissions matters accrued in 2018, and net decrease in warranty and incentive provision, partially offset by change in working capital.

Recent Developments
On September 26, 2019, the Group announced further details on its planned €5 billion investment program for Italy, with investments towards all-new Maserati models to be developed, electrified and produced in Italy at Modena, Cassino and Turin (Mirafiori and Grugliasco).
An investment of approximately €800 million was announced for the construction of the new production line for a new Maserati utility vehicle at Cassino, scheduled to open at the end of the first quarter of 2020, with the first pre-series cars expected to roll off the production line by 2021.
An investment of €800 million was also announced for the Turin production hub, where the all-new GranTurismo and GranCabrio will be produced.
On October 31, 2019, it was announced that the Supervisory Board of Peugeot S.A. and the Board of Directors of Fiat Chrysler Automobiles N.V. have each unanimously agreed to work towards a full combination of their respective businesses by way of a 50/50 merger. Refer to Note 22, Subsequent events in the Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report.

Risks and Uncertainties
Except as noted below, the Group believes that the risks and uncertainties identified for the nine months ended September 30, 2019 are in line with the main risks and uncertainties to which the Group is exposed and that were identified and discussed in the section Risk Management-Risk Factors in the Group's Annual Report and Form 20-F for the year ended December 31, 2018 filed with the AFM and the SEC on February 22, 2019. Those risks and uncertainties should be read in conjunction with this Interim Report.
In connection with the negotiation of a national collective bargaining agreement between FCA US and the UAW, we may be subject to a work stoppage.

The four-year national collective bargaining agreement between FCA US and the UAW expired in September 2019 and the parties are negotiating the successor agreement. The UAW recently initiated a work stoppage at one of our competitors in connection with the negotiation of their collective bargaining agreement. If the UAW were to initiate a work stoppage against FCA US in connection with the negotiation of our collective bargaining agreement, our business, financial condition and results of operations could be materially adversely affected.

Outlook
Guidance confirmed:

Adjusted EBIT	> €6.7 billion
Adjusted EBIT margin	> 6.1%
Adjusted diluted EPS	> €2.70 per share
Industrial free cash flows	> €1.5 billion

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AS OF AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
(in € million, except per share amounts)
(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2019	2018	2019	2018
Net revenues	3	€27,322	€27,594	€78,544	€80,938
Cost of revenues		23,768	23,584	68,038	69,428
Selling, general and other costs		1,601	2,291	4,691	5,608
Research and development costs		1,456	705	2,911	2,249
Result from investments		43	50	159	201
Gains on disposal of investments		—	—	7	—
Restructuring costs	13	(1)	24	195	26
Net financial expenses	4	280	249	784	801
Profit before taxes		261	791	2,091	3,027
Tax expense	5	440	277	969	868
Net (loss)/profit from continuing operations		(179)	514	1,122	2,159
Profit from discontinued operations, net of tax	2	—	50	3,970	180
Net (loss)/profit		€(179)	€564	€5,092	€2,339

Net (loss)/profit attributable to:
Owners of the parent		€(179)	€557	€5,086	€2,321
Non-controlling interests		—	7	6	18
		€(179)	€564	€5,092	€2,339

Net (loss)/profit from continuing operations attributable to:
Owners of the parent		€(179)	€513	€1,118	€2,156
Non-controlling interests		—	1	4	3
		€(179)	€514	€1,122	€2,159

(Loss)/Earnings per share:	20
Basic (loss)/earnings per share		€(0.11)	€0.36	€3.25	€1.50
Diluted (loss)/earnings per share		€(0.11)	€0.36	€3.24	€1.48

(Loss)/Earnings per share from continuing operations:	20
Basic (loss)/earnings per share		€(0.11)	€0.33	€0.72	€1.39
Diluted (loss)/earnings per share		€(0.11)	€0.33	€0.71	€1.38

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in € million)
(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2019	2018	2019	2018
Net (loss)/profit (A)		€(179)	€564	€5,092	€2,339

Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:	19
Losses on re-measurement of defined benefit plans		—	—	—	(5)
Related tax impact		—	—	—	1
Items relating to discontinued operations, net of tax		—	1	(9)	3
Total items that will not be reclassified to the Consolidated Income Statement in subsequent periods (B1)		—	1	(9)	(1)

Items that may be reclassified to the Consolidated Income Statement in subsequent periods:	19
(Losses)/gains on cash flow hedging instruments		(139)	(38)	(312)	19
Exchange gains/(losses) on translating foreign operations		570	(29)	791	(120)
Share of Other comprehensive income/(loss) for equity method investees		24	(95)	1	(155)
Related tax impact		33	3	81	(24)
Items relating to discontinued operations, net of tax		—	(54)	9	(114)
Total items that may be reclassified to the Consolidated Income Statement in subsequent periods (B2)		488	(213)	570	(394)

Total Other comprehensive income/(loss), net of tax (B1)+(B2)=(B)		488	(212)	561	(395)

Total Comprehensive income (A)+(B)		€309	€352	€5,653	€1,944

Total Comprehensive income attributable to:
Owners of the parent		€309	€349	€5,644	€1,930
Non-controlling interests		—	3	9	14
		€309	€352	€5,653	€1,944

Total Comprehensive income attributable to owners of the parent:
Continuing operations		€309	€355	€1,677	€1,870
Discontinued operations		—	(6)	3,967	60
		€309	€349	€5,644	€1,930

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in € million)
(Unaudited)

	Note	At September 30, 2019	At December 31, 2018
Assets
Goodwill and intangible assets with indefinite useful lives	6	€14,722	€13,970
Other intangible assets		12,097	11,749
Property, plant and equipment		28,287	26,307
Investments accounted for using the equity method		2,108	2,002
Other financial assets		335	362
Deferred tax assets		1,753	1,814
Other receivables	9	2,236	1,484
Tax receivables		89	71
Prepaid expenses and other assets		250	266
Other non-current assets		609	556
Total Non-current assets		62,486	58,581
Inventories	10	11,474	10,694
Assets sold with a buy-back commitment		2,208	1,707
Trade and other receivables	9	7,137	7,188
Tax receivables		286	419
Prepaid expenses and other assets		385	418
Other financial assets		475	615
Cash and cash equivalents		15,974	12,450
Assets held for sale		51	4,801
Total Current assets		37,990	38,292
Total Assets		€100,476	€96,873
Equity and liabilities
Equity	19
Equity attributable to owners of the parent		€27,471	€24,702
Non-controlling interests		135	201
Total Equity		27,606	24,903
Liabilities
Long-term debt	14	8,188	8,667
Employee benefits liabilities	12	8,412	7,875
Provisions	13	5,751	5,561
Other financial liabilities		174	3
Deferred tax liabilities		1,303	937
Tax payables		1	1
Other liabilities	15	2,465	2,452
Total Non-current liabilities		26,294	25,496
Trade payables		21,585	19,229
Short-term debt and current portion of long-term debt	14	6,897	5,861
Other financial liabilities		268	204
Employee benefits liabilities	12	491	595
Provisions	13	9,449	10,483
Tax payables		103	114
Other liabilities	15	7,756	7,057
Liabilities held for sale		27	2,931
Total Current liabilities		46,576	46,474
Total Equity and liabilities		€100,476	€96,873
The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in € million)
(Unaudited)

		Nine months ended September 30
	Note	2019	2018
Cash flows from operating activities:
Net profit from continuing operations		€1,122	€2,159
Amortization and depreciation		4,080	4,175
Change in inventories, trade and other receivables and payables		436	(1,976)
Dividends received		66	75
Change in provisions		(1,390)	618
Change in deferred taxes		469	221
Other changes		1,619	351
Cash flows (used in)/from operating activities - discontinued operations		(308)	340
Total		6,094	5,963
Cash flows (used in)/from investing activities:
Investments in property, plant and equipment and intangible assets		(5,482)	(3,785)
Net change in receivables from financing activities		96	(388)
Change in securities		15	(184)
Other changes		87	51
Net cash proceeds from disposal of discontinued operations		5,348	—
Cash flows used in investing activities - discontinued operations		(155)	(415)
Total		(91)	(4,721)
Cash flows (used in)/from financing activities:
Repayment of notes	14	(230)	(1,850)
Proceeds of other long-term debt		305	864
Repayment of other long-term debt	14	(710)	(1,546)
Net change in short-term debt and other financial assets/liabilities		(371)	575
Distributions paid		(3,056)	(1)
Other changes		—	11
Cash flows (used in)/from financing activities - discontinued operations		325	(61)
Total		(3,737)	(2,008)
Translation exchange differences		539	54
Total change in Cash and cash equivalents		2,805	(712)

Cash and cash equivalents at beginning of the period		12,450	12,638
Add: Cash and cash equivalents at beginning of the period - included within Assets held for sale		719	—
Total change in Cash and cash equivalents		2,805	(712)
Less: Cash and cash equivalents at end of the period - included within Assets held for sale		—	508
Cash and cash equivalents at end of the period		€15,974	€11,418

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in € million)
(Unaudited)

	Attributable to owners of the parent
	Share capital	Other reserves	Cash flow hedge reserve	Currency translation differences	Financial Assets measured at FVOCI	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interests	Total
At December 31, 2017	€19	€20,921	€68	€970	€3	€(810)	€(352)	€168	€20,987
Impact from the adoption of IFRS 15 and IFRS 9	—	21	—	—	—	—	—	—	21
At January 1, 2018	19	20,942	68	970	3	(810)	(352)	168	21,008
Capital increase	—	—	—	—	—	—	—	11	11
Distributions	—	—	—	—	—	—	—	(1)	(1)
Net profit	—	2,321	—	—	—	—	—	18	2,339
Other comprehensive (loss)/income(1)	—	—	(4)	(231)	—	(1)	(155)	(4)	(395)
Share-based compensation(2)	—	78	—	—	—	—	—	—	78
Other changes(3)	—	16	4	—	—	—	—	(1)	19
At September 30, 2018	€19	€23,357	€68	€739	€3	€(811)	€(507)	€191	€23,059
________________________________________________________________________________________________________________________________________________
(1) Includes €111 million relating to discontinued operations as separately disclosed within Note 19, Equity.
(2) Includes €30 million tax benefit related to the long-term incentive plans.
(3) Includes €4 million deferred net hedging gains transferred to inventory, net of tax

	Attributable to owners of the parent
	Share capital	Other reserves	Cash flow hedge reserve	Currency translation differences	Financial Assets measured at FVOCI	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interests	Total
At December 31, 2018	€19	€24,650	€45	€1,011	€(1)	€(567)	€(455)	€201	€24,903
Impact from the adoption of IFRS 16(1)	—	—	—	—	—	—	—	—	—
At January 1, 2019	19	24,650	45	1,011	(1)	(567)	(455)	201	24,903
Distributions	—	(3,056)	—	—	—	—	—	(29)	(3,085)
Net profit	—	5,086	—	—	—	—	—	6	5,092
Other comprehensive (loss)/income	—	—	(228)	793	—	(7)	1	2	561
Share-based compensation(2)	—	76	—	—	—	—	—	—	76
Sale of Magneti Marelli	—	(109)	(6)	97	—	109	—	(47)	44
Other changes(3)	—	15	(2)	—	—	—	—	2	15
At September 30, 2019	€19	€26,662	€(191)	€1,901	€(1)	€(465)	€(454)	€135	€27,606
________________________________________________________________________________________________________________________________________________
(1) There was no impact within Equity on adoption of IFRS 16 as at January 1, 2019.
(2) Includes €12 million tax benefit related to the long-term incentive plans.
(3) Includes €2 million deferred net hedging gains transferred to inventory, net of tax.

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1. Basis of preparation
Authorization of Interim Condensed Consolidated Financial Statements and compliance with International Financial Reporting Standards
The accompanying Interim Condensed Consolidated Financial Statements together with the notes thereto (the “Interim Condensed Consolidated Financial Statements”) were authorized for issuance on October 31, 2019 and have been prepared in accordance with both International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) as well as IFRS as adopted by the European Union.(1) The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
The Interim Condensed Consolidated Financial Statements, which have been prepared in accordance with IAS 34 – Interim Financial Reporting, do not include all of the information and notes required for complete financial statements and should be read in conjunction with the audited annual consolidated financial statements as of and for the year ended December 31, 2018 included within the Annual Report and Form 20-F for the year ended December 31, 2018, filed with the AFM and the SEC on February 22, 2019 (the “FCA Consolidated Financial Statements at December 31, 2018”). The accounting policies are consistent with those used at December 31, 2018, except as described in the section — New standards and amendments effective from January 1, 2019 below.
Basis of preparation
The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. The Interim Condensed Consolidated Financial Statements include all adjustments considered necessary by management to fairly state the Group's results of operations, financial position and cash flows. For a description of the significant estimates, judgments and assumptions of the Group, refer to Note 2, Basis of Preparation — Use of estimates in the FCA Consolidated Financial Statements at December 31, 2018.
Refer to Note 6, Goodwill and intangible assets with indefinite useful lives for detail on impairment testing performed over goodwill allocated to the EMEA operating segment.

________________________________________________________________________________________________________________________________________________
(1) There is no effect on these Interim Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union.

New standards and amendments effective from January 1, 2019
The cumulative effect of the changes made to our Consolidated Statement of Financial Position as of January 1, 2019 for the adoption of IFRS 16 - Leases (“IFRS 16”) is as follows:

	At December 31, 2018 (as previously reported)	IFRS 16 adoption Effect	At January 1, 2019 (as adjusted)
	(€ million)
Assets
Non-current assets
Property, plant and equipment	€26,307	€1,069	€27,376
Prepaid expenses and other assets	266	(3)	263
Non-current assets not impacted by IFRS 16 adoption	32,008	—	32,008
Total Non-current assets	58,581	1,066	59,647
Current assets
Prepaid expenses and other assets	418	(2)	416
Assets held for sale	4,801	261	5,062
Current assets not impacted by IFRS 16 adoption	33,073	—	33,073
Total Current assets	38,292	259	38,551
Total Assets	€96,873	€1,325	€98,198

Equity
Total Equity	€24,903	€—	€24,903

Liabilities
Non-current liabilities
Long-term debt(1)	8,667	903	9,570
Other liabilities	2,452	(3)	2,449
Non-current liabilities not impacted by IFRS 16 adoption	14,377	—	14,377
Total Non-current liabilities	25,496	900	26,396
Current liabilities
Short-term debt and current portion of long-term debt(1)	5,861	166	6,027
Other liabilities	7,057	(2)	7,055
Liabilities held for sale	2,931	261	3,192
Current liabilities not impacted by IFRS 16 adoption	30,625	—	30,625
Total Current liabilities	46,474	425	46,899
Total Equity and liabilities	€96,873	€1,325	€98,198
________________________________________________________________________________________________________________________________________________
(1) Amounts at December 31, 2018, include €261 million of finance lease liabilities previously recognized in accordance with IAS 17. Refer to Note 14, Debt.
As a result of the adoption of IFRS 16, the Group will recognize deferred tax assets and liabilities arising on lease liabilities and right-of-use assets, respectively, which largely offset. The net impact to deferred tax assets on adoption as at January 1, 2019 was nil. The net deferred tax impact in future periods is expected to be immaterial.
IFRS 16 - Leases
IFRS 16 requires lessees to recognize assets and liabilities under an on-balance sheet model that is similar to finance lease accounting under IAS 17 - Leases (“IAS 17”). IFRS 16 is effective from January 1, 2019 (the date of adoption). The Group adopted IFRS 16 using the modified retrospective approach, with the cumulative effect of initially applying the standard recognized as an adjustment to the Group’s opening equity balance on January 1, 2019, which was nil. The comparative period has not been restated and continues to be reported under the accounting standards in effect for periods prior to January 1, 2019.

Transition
The following practical expedients have been made upon transition to IFRS 16:

•	Contracts that were previously identified as leases by applying IAS 17 and IFRIC 4, Determining whether an Arrangement contains a Lease, have not been re-assessed under IFRS 16.

•	For leases with a remaining lease term less than 12 months from the date of adoption, or leases of low-value assets, we have not recognized right-of-use assets and lease liabilities.

•
A single discount rate was applied to portfolios of leases with similar characteristics at the date of adoption. Lease liabilities were discounted at their respective incremental borrowing rates as at January 1, 2019 and the weighted average of the discount rates used was 5.7%.

•	In measuring the right-of-use assets at the date of adoption, the initial direct costs were excluded.
For leases classified as finance leases under IAS 17, the carrying amounts of the right-of-use assets and lease liabilities at January 1, 2019 were determined as the carrying amounts of the lease assets and lease liabilities under IAS 17 immediately before that date.
As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, where FCA is a lessor, we continue to classify our leases as operating leases or finance leases and account for them accordingly.
The following reconciliation to the opening balance for the lease liabilities as at January 1, 2019 is based upon the operating lease obligations as at December 31, 2018 (excluding discontinued operations):

(€ million)
Future lease obligations as at December 31, 2018(1)	€1,642
Recognition exemption for:
Short-term leases	(102)
Leases of low-value assets	(27)
Gross lease liabilities at January 1, 2019	1,513
Effect of discounting using the incremental borrowing rate at January 1, 2019	(444)
Present value of lease liabilities at January 1, 2019	1,069
Present value of finance lease liabilities under IAS 17 at December 31, 2018	261
Lease liabilities as a result of the initial application of IFRS 16 as at January 1, 2019	€1,330
________________________________________________________________________________________________________________________________________________
(1) Includes future minimum lease payments under non-cancellable lease contracts of €1,027 million and extension and termination options reasonably certain to be exercised of €615 million.
Leases (policy applicable from January 1, 2019)
As a Lessee
At the inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
This policy is applied to contracts entered into, or modified, on or after January 1, 2019.
At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. Except for real estate properties, the Group has elected not to separate non-lease components and will account for the lease and non-lease components as a single lease component.

Right-of-use asset
The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful life of the right-to-use asset is determined based on the nature of the asset, taking into consideration the lease term. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain corresponding remeasurements of the lease liability.
Lease liability
The lease liability is initially measured at the present value of the lease payments that have not been paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate. The incremental borrowing rate is determined considering macro-economic factors such as the risk free rate based on the relevant currency and term, as well as FCA specific factors contributing to FCA’s credit spread, including the impact of security. The Group primarily uses the incremental borrowing rate as the discount rate for its lease liabilities.
Lease payments used to measure the lease liability include the following, if appropriate:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate applicable as at the commencement date;

•	amounts expected to be payable under a residual value guarantee;

•	if reasonably certain to exercise, the exercise price under a purchase option, or lease payments in an optional renewal period; and

•	penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.
The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group's estimate of the amount expected to be payable under a residual value guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
The Group presents right-of-use assets that do not meet the definition of investment property in Property, plant and equipment and lease liabilities in Long-term debt and Short-term debt and current portion of long-term debt in the Interim Condensed Consolidated Statement of Financial Position.
The Group has elected to not recognize right-of-use assets and lease liabilities for short-term leases and low-value leases for all classes of leased assets. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
As a Lessor
When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all the risks and rewards incidental to ownership of the underlying asset. If the risks and rewards are substantially transferred, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.
Effect of IFRS 16
All amounts provided below relate to continuing operations only. Please refer to Note 2, Scope of consolidation for detail on amounts relating to discontinued operations.
As Lessee
Property, plant and equipment comprise owned and leased assets that do not meet the definition of investment property under IAS 40 - Investment Property.

At September 30, 2019
(€ million)
Property, plant and equipment owned	€26,643
Right-of-use assets	1,644
Total	€28,287
The Group leases assets including land, industrial buildings, plant machinery and equipment, and other assets. Information about leases for which the Group is a lessee is presented below (excluding the impacts related to discontinued operations as described in Note 2, Scope of consolidation).
Right-of-use assets

	Land	Industrial buildings	Plant, machinery and equipment	Other assets	Total
	(€ million)
Balance at December 31, 2018	€—	€197	€129	€—	€326
IFRS 16 adoption effect	26	888	77	78	1,069
Balance at January 1, 2019(1)	26	1,085	206	78	1,395
Depreciation	(2)	(112)	(72)	(61)	(247)
Additions	11	81	218	151	461
Change in the scope of consolidation	—	18	26	—	44
Translation differences	2	47	11	5	65
Other	(1)	(30)	(15)	(28)	(74)
Balance at September 30, 2019	€36	€1,089	€374	€145	€1,644
________________________________________________________________________________________________________________________________________________
(1) The opening balance as of January 1, 2019 includes €326 million of assets previously recognized in accordance with IAS 17.
Lease liabilities
The following table summarizes the Group's current and non-current lease liabilities:
Lease liabilities included in the Statement of Financial Position

At September 30, 2019
(€ million)
Long-term debt (non-current)	€1,291
Short-term debt and current portion of long-term debt (current)	€366

Maturity analysis - contractual undiscounted cash flows

At September 30, 2019
(€ million)
Due within one year	€441
Due between one and five years	935
Due beyond five years	807
Total undiscounted lease liabilities	€2,183
Amounts recognized in Profit before taxes
Amounts recognized within Profit before taxes for the three and nine months ended September 30, 2019 were as follows:

	Three months ended September 30, 2019	Nine months ended September 30, 2019
	(€ million)
Depreciation of right-of-use assets	€93	€247
Interest expense on lease liabilities	23	64
Variable lease payments not included in the measurement of lease liabilities	1	3
Income from sub-leasing right-of-use assets	(20)	(62)
Expenses relating to short-term leases and to leases of low-value assets	40	150
Gains arising from sale and leaseback transactions	(17)	(63)
Total expense recognized in Net (loss)/profit from continuing operations	€120	€339
The impact of adoption of IFRS 16 on our Interim Condensed Consolidated Income Statement for the three and nine months ended September 30, 2019 was immaterial.
Amounts recognized in Consolidated Statement of Cash Flows

Nine months ended September 30, 2019
(€ million)
Total cash outflow for leases	€265
Cash payments for the principal portion of lease liabilities (within financing activities)	206
Cash payments for interest expense related to lease liabilities (within operating activities)	59

Other new standards and amendments
The following amendments and interpretations, which were effective from January 1, 2019, were adopted by the Group. The adoption of these amendments did not have a material impact on the Interim Condensed Consolidated Financial Statements.

•
In June 2017, the IASB issued IFRIC Interpretation 23 - Uncertainty over Income Tax Treatment, (the “Interpretation”), which clarifies application of recognition and measurement requirements in IAS 12 - Income Taxes when there is uncertainty over income tax treatments. The Interpretation specifically addresses the following: (i) whether an entity considers uncertain tax treatments separately, (ii) the assumptions an entity makes about the examination of tax treatments by taxation authorities, (iii) how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and (iv) how an entity considers changes in facts and circumstances. The Interpretation does not add any new disclosure requirements, however it highlights the existing requirements in IAS 1 - Presentation of Financial Statements, related to disclosure of judgments, information about the assumptions made and other estimates and disclosures of tax-related contingencies within IAS 12 - Income Taxes. The Group applied IFRIC 23 from January 1, 2019 under the retrospective approach with no impact to equity on the date of initial application.

In September 2019, the IFRIC finalized its agenda decision regarding the presentation of liabilities or assets related to uncertain tax treatments which have been recognized through applying IFRIC 23. The agenda decision concluded that uncertain tax liabilities should be presented as current tax liabilities, or deferred tax liabilities, and uncertain tax assets as current tax assets, or deferred tax assets. The Group is reviewing the impact of this decision. Based on the assessment to date, the impact of the change in accounting policy will be a reclassification of uncertain tax positions within the statement of financial position, with no change in the total amount of assets and liabilities. As such, the Group does not expect a material impact to our Consolidated Financial Statements or disclosures upon application of the agenda decision during the fourth quarter of 2019.

•
In October 2017, the IASB issued Prepayment Features with Negative Compensation (Amendments to IFRS 9), allowing companies to measure particular prepayable financial assets with so-called negative compensation at amortized cost or at fair value through other comprehensive income if a specified condition is met, instead of at fair value through profit or loss.

•
In October 2017, the IASB issued Long-term interests in associates and joint ventures (Amendments to IAS 28), which clarifies that companies account for long-term interests in an associate or joint venture, to which the equity method is not applied, using IFRS 9.

•
In December 2017, the IASB issued Annual Improvements to IFRSs 2015-2017, a series of amendments to IFRSs in response to issues raised mainly on IFRS 3 - Business Combinations, which clarifies that a company remeasure its previously held interest in a joint operation when it obtains control of the business, on IFRS 11 - Joint Arrangements, a company does not remeasure its previously held interest in a joint operation when it obtains joint control of the business, on IAS 12 - Income Taxes, which clarifies that all income tax consequences of dividends (i.e. distribution of profits) should be recognized in profit or loss, regardless of how the tax arises, and on IAS 23 - Borrowing Costs, which clarifies that a company treats as part of general borrowing any borrowing originally made to develop an asset when the asset is ready for its intended use or sale.

•
In February 2018, the IASB issued Plan Amendment, Curtailment or Settlement (Amendments to IAS 19) which specifies how companies determine pension expenses when changes to a defined benefit pension plan occur. IAS 19 - Employee Benefits specifies how a company accounts for a defined benefit plan. When a change to a plan-an amendment, curtailment or settlement-takes place, IAS 19 requires a company to remeasure its net defined benefit liability or asset. The amendments require a company to use the updated assumptions from this remeasurement to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. The amendments are effective for plan amendments, curtailments or settlements occurring on or after the beginning of the first annual reporting period that begins on or after January 1, 2019.

New standards and amendments not yet effective
Reference should be made to Note 2, Basis of Presentation – New Standards and Amendments Not Yet Effective within the FCA Consolidated Financial Statements at December 31, 2018 for a description of new standards not yet effective as of September 30, 2019.

•
In September 2019, the IASB issued Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7), which modifies some specific hedge accounting requirements to provide relief from the potential effects of uncertainty caused by IBOR reform. In addition, the amendments require companies to provide additional information to investors about hedging relationships directly affected by these uncertainties. The amendment is effective for annual periods beginning on or after January 1, 2020, with earlier adoption permitted. We do not expect a material impact to our Consolidated Financial Statements or disclosures upon adoption of the amendments.

Exchange rates
The principal exchange rates used to translate other currencies into Euro were as follows:

	For the nine months ended September 30, 2019	At September 30, 2019	At December 31, 2018	For the nine months ended September 30, 2018	At September 30, 2018
U.S. Dollar (U.S.$)	1.124	1.089	1.145	1.194	1.158
Brazilian Real (BRL)	4.365	4.529	4.444	4.297	4.654
Chinese Renminbi (CNY)	7.713	7.778	7.875	7.779	7.966
Canadian Dollar (CAD)	1.493	1.443	1.561	1.537	1.506
Mexican Peso (MXN)	21.634	21.452	22.492	22.738	21.780
Polish Zloty (PLN)	4.301	4.378	4.301	4.249	4.277
Argentine Peso (ARS)(1)	62.579	62.579	43.074	46.304	46.304
Pound Sterling (GBP)	0.883	0.886	0.895	0.884	0.887
Swiss Franc (CHF)	1.118	1.085	1.127	1.161	1.132
________________________________________________________________________________________________________________________________________________
(1) From July 1, 2018, Argentina’s economy was considered to be hyperinflationary. Transactions after July 1, 2018 for entities with the Argentinian Peso as the functional currency were translated using the spot rate at the end of the period.
2. Scope of consolidation
Magneti Marelli discontinued operations and disposal
On April 5, 2018, the FCA Board of Directors announced that it had authorized FCA management to develop and implement a plan to separate the Magneti Marelli business from the Group and to distribute shares of a new holding company for Magneti Marelli to the shareholders of FCA.
At September 30, 2018, the separation within the next twelve months became highly probable and Magneti Marelli operations met the criteria to be classified as a disposal group held for sale. It also met the criteria to be classified as a discontinued operation pursuant to IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations.
On October, 22, 2018, FCA announced that it had entered into a definitive agreement to sell its Magneti Marelli business to CK Holdings Co., Ltd. On May 2, 2019, FCA completed the sale of Magneti Marelli for consideration of €5,812 million (including €5,774 million cash consideration, contingent consideration receivable with a fair value of €70 million, and contingent consideration payable by FCA of €16 million and costs relating to the transaction of €16 million) subject to customary final confirmation of purchase price adjustments by the buyer.

The following table shows the calculation of the gain on sale on the Magneti Marelli transaction:

At May 2, 2019
(€ million)
Intangible assets	€788
Property, plant and equipment	2,146
Financial receivables	10
Cash and cash equivalents	426
Other assets	2,055
Debt	(782)
Trade and other payables	(1,942)
Other liabilities	(791)
Net assets sold	€1,910
Consideration	5,812
Reclassification of amounts in OCI relating to Magneti Marelli(1)	(91)
Gain on sale attributable to FCA	€3,811
________________________________________________________________________________________________________________________________________________
(1) Excluding amounts related to remeasurement of defined benefit plans.
Refer to the Interim Condensed Consolidated Statement of Cash flows for the nine months ended September 30, 2019, for the aggregate cash flows arising from the sale of Magneti Marelli, which consists of the cash consideration received net of the cash and cash equivalents transferred in the sale, as disclosed in the table above.
The presentation of the Magneti Marelli business for the period up until the completion of the sale is as follows:

•
The operating results of Magneti Marelli up to the completion of the sale transaction on May 2, 2019, have been excluded from the Group’s continuing operations and are presented as a single line item within the Consolidated Income Statement for the nine months ended September 30, 2019, and three and nine months ended September 30, 2018. In order to present the financial effects of a discontinued operation, revenues and expenses arising from intercompany transactions were eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operation. However, no profit or loss is recognized for intercompany transactions within the Consolidated Income Statement.

•	The assets and liabilities of Magneti Marelli have been classified as Assets held for sale and Liabilities held for sale within the Consolidated Statement of Financial Position at December 31, 2018.

•
Cash flows arising from Magneti Marelli up to the completion of the sale transaction on May 2, 2019, have been presented separately as discontinued cash flows from operating, investing and financing activities within the Consolidated Statement of Cash Flows for the nine months ended September 30, 2019, and 2018. These cash flows represent those arising from transactions with third parties.

•
In accordance with IFRS 5, depreciation and amortization on the assets of Magneti Marelli ceased as at September 30, 2018. The impact of ceasing depreciation of the property, plant and equipment and amortization of the intangible assets of Magneti Marelli was €134 million, net of tax of €27 million, for the period up to the completion of the sale transaction on May 2, 2019.

•	The operating results from discontinued operations includes €5 million of interest on lease liabilities for the nine months ended September 30, 2019.

•
Total expenses recognized in the operating results from discontinued operations relating to short-term leases and low-value assets leases amounted to €6 million and €2 million for the period up to the completion of the sale transaction on May 2, 2019.

The following table summarizes the operating results of Magneti Marelli up to the completion of the sale transaction on May 2, 2019, that were excluded from the Consolidated Income Statement for the three and nine months ended September 30, 2019 and 2018:

	Three months ended September 30(1)		Nine months ended September 30(1)
	2019	2018	2019	2018
	(€ million)
Net revenues	€—	€1,177	€1,657	€3,853
Expenses	—	1,057	1,447	3,522
Net financial (income)/expenses	—	29	5	80
Profit before taxes from discontinued operations	—	91	205	251
Tax expense	—	41	44	71
Profit after taxes from discontinued operations	—	50	161	180
Add: Gain on sale attributable to FCA	—	—	3,811	—
Less: Tax expense on gain on sale	—	—	2	—
Profit from discontinued operations, net of tax	€—	€50	€3,970	€180
________________________________________________________________________________________________________________________________________________
(1) Amounts presented are not representative of the income statement of Magneti Marelli on a stand-alone basis; amounts are net of transactions between Magneti Marelli and other companies of the Group.
We have elected to present both the tax on the gain after the participation exemption of €55 million and the corresponding utilization of tax losses as a net nil impact within Profit from discontinued operations, net of tax.
Plastic components and automotive modules business held for sale
During the nine months ended September 30, 2019, certain entities within our plastic components and automotive modules business met the criteria to be presented as held for sale.
Acquisition of the assets of Vari-Form Inc.
During the nine months ended September 30, 2019, FCA N.V., through subsidiaries in Canada, Mexico and Italy, entered into asset purchase agreements for the assets of Vari-Form, a vehicle component manufacturer. The most significant element of these transactions was in Canada for an amount of U.S.$62 million (€55 million), the majority of which was allocated to goodwill, recognized within the North America segment.
3. Net revenues
Net revenues were as follows:

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
	(€ million)
Revenues from:
Sales of goods	€26,047	€26,261	€74,733	€77,039
Services provided	999	930	2,923	2,733
Construction contract revenues	141	232	488	758
Lease installments from assets sold with a buy-back commitment	107	117	270	265
Interest income of financial services activities	28	54	130	143
Total Net revenues	€27,322	€27,594	€78,544	€80,938

	Mass-Market Vehicles
Three months ended September 30, 2019	North America	LATAM	APAC	EMEA	Maserati	Other activities	Total
	(€ million)
Revenues from:
Sales of goods	€18,421	€2,103	€657	€4,327	€381	€158	€26,047
Services provided	602	74	5	242	11	65	999
Construction contract revenues	—	—	—	—	—	141	141
Revenues from goods and services	19,023	2,177	662	4,569	392	364	27,187

Lease installments from assets sold with a buy-back commitment	46	—	—	61	—	—	107
Interest income from financial services activities	—	10	14	4	—	—	28
Total Net revenues	€19,069	€2,187	€676	€4,634	€392	€364	€27,322

	Mass-Market Vehicles
Three months ended September 30, 2018	North America	LATAM	APAC	EMEA	Maserati	Other activities	Total
	(€ million)
Revenues from:
Sales of goods	€18,444	€1,872	€549	€4,666	€615	€115	€26,261
Services provided	565	83	4	199	11	68	930
Construction contract revenues	—	—	—	—	—	232	232
Revenues from goods and services	19,009	1,955	553	4,865	626	415	27,423

Lease installments from assets sold with a buy-back commitment	58	—	—	59	—	—	117
Interest income from financial services activities	—	28	16	10	—	—	54
Total Net revenues	€19,067	€1,983	€569	€4,934	€626	€415	€27,594

	Mass-Market Vehicles
Nine months ended September 30, 2019	North America	LATAM	APAC	EMEA	Maserati	Other activities	Total
	(€ million)
Revenues from:
Sales of goods	€50,890	€5,878	€1,943	€14,344	€1,177	€501	€74,733
Services provided	1,748	216	16	712	24	207	2,923
Construction contract revenues	—	—	—	—	—	488	488
Revenues from goods and services	52,638	6,094	1,959	15,056	1,201	1,196	78,144

Lease installments from assets sold with a buy-back commitment	110	—	—	160	—	—	270
Interest income from financial services activities	—	70	46	14	—	—	130
Total Net revenues	€52,748	€6,164	€2,005	€15,230	€1,201	€1,196	€78,544

	Mass-Market Vehicles
Nine months ended September 30, 2018	North America	LATAM	APAC	EMEA	Maserati	Other activities	Total
	(€ million)
Revenues from:
Sales of goods	€51,262	€5,691	€1,755	€16,033	€1,911	€387	€77,039
Services provided	1,618	205	12	662	29	207	2,733
Construction contract revenues	—	—	—	—	—	758	758
Revenues from goods and services	52,880	5,896	1,767	16,695	1,940	1,352	80,530

Lease installments from assets sold with a buy-back commitment	119	—	—	146	—	—	265
Interest income from financial services activities	—	77	48	18	—	—	143
Total Net revenues	€52,999	€5,973	€1,815	€16,859	€1,940	€1,352	€80,938
4. Net financial expenses
The following table summarizes the Group’s financial income and expenses included within Net financial expenses:

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
	(€ million)
Interest income and other financial income	€67	€63	€191	€179

Financial expenses:
Interest expense and other financial expenses	202	207	613	657
Interest on lease liabilities(1)	23	—	64	—
Write-down of financial assets	5	4	15	8
Losses on disposal of securities	2	—	2	11
Net interest expense on employee benefits provisions	75	71	222	203
Total Financial expenses	307	282	916	879
Net expenses from derivative financial instruments and exchange rate differences	40	30	59	101
Total Financial expenses and Net expenses from derivative financial instruments and exchange rate differences	347	312	975	980

Net financial expenses	€280	€249	€784	€801
________________________________________________________________________________________________________________________________________________
(1) Interest on lease liabilities previously recognized in accordance with IAS 17 during the three and nine months ended September 30, 2018, was not material for reclassification.
5. Tax expense
Tax expense was as follows:

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
	(€ million)
Current tax expense	€131	€206	€450	€676
Deferred tax expense	286	162	474	282
Tax expense/(benefit) relating to prior periods	23	(91)	45	(90)
Total Tax expense	€440	€277	€969	€868

The effective tax rate was 169 percent and 46 percent for the three and nine months ended September 30, 2019, respectively. The effective tax rate was 35 percent and 29 percent for the three and nine months ended September 30, 2018, respectively.
The increase in the effective tax rate during the three and nine months ended September 30, 2019, compared to the corresponding periods in 2018, primarily related to the €1,376 million impairment charges recognized during the three months ended September 30, 2019 without a corresponding tax benefit due to the partial deferred tax recognition position in Italy, partially offset by the non-repeat of the tax impact of the U.S. diesel emissions expense recognized during the three months ended September 30, 2018.
Refer to Note 18, Guarantees granted, commitments and contingent liabilities, for details on a final audit report issued by the Italian tax authorities relating to an audit of Fiat SpA.
6. Goodwill and intangible assets with indefinite useful lives
Goodwill and intangible assets with indefinite useful lives at September 30, 2019 and December 31, 2018 are summarized below:

	At September 30, 2019	At December 31, 2018
	(€ million)
Goodwill	€11,425	€10,834
Other intangible assets with indefinite useful lives	3,297	3,136
Total Goodwill and intangible assets with indefinite useful lives	€14,722	€13,970
The increase during the nine months ended September 30, 2019 primarily related to foreign currency translation of the U.S. Dollar to the Euro and included goodwill recognized on the acquisition of the assets of Vari-Form Inc. (refer to Note 2, Scope of consolidation).
Goodwill impairment testing
In accordance with IAS 36 - Impairment of Assets, goodwill and intangible assets with indefinite useful lives are not amortized and are tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired.
Goodwill and intangible assets with indefinite useful lives are allocated to operating segments. The impairment test is performed by comparing the carrying amount (which mainly comprises property, plant and equipment, goodwill, brands and capitalized development expenditures) and the recoverable amount of each cash-generating unit (“CGU”) or group of CGUs to which Goodwill has been allocated. The recoverable amount of a CGU is the higher of its value in use and its fair value less costs of disposal. The balance of Goodwill and intangible assets with indefinite useful lives recognized by the Group primarily relates to the acquisition of FCA US. Goodwill from the acquisition of FCA US has been allocated to the North America, EMEA, APAC and LATAM operating segments.
Of total Goodwill and intangible assets with indefinite useful lives of €14,722 million at September, 30, 2019, €277 million (€264 million at December 31, 2018) of goodwill was allocated to the EMEA segment, primarily resulting from the acquisition of FCA US.
Due to the identification of indicators of impairment primarily as a result of rationalization of product portfolio plans, primarily for Europe in the A-segment as well for Alfa Romeo, the goodwill allocated to the EMEA operating segment has been tested for impairment at September 30, 2019. The goodwill and intangible assets with indefinite useful lives allocated to the other operating segments will be tested for impairment at October 1, 2019.
The assumptions used in the goodwill impairment test for EMEA as of September 30, 2019, represent management’s best estimate for the period under consideration.

•	The estimate of the recoverable amount for purposes of performing the EMEA goodwill impairment test was determined using value-in-use at September 30, 2019 and was based on the following assumptions:

◦
The expected future cash flows covering the period from 2019 through 2022. These expected cash flows reflect the current expectations regarding economic conditions and market trends as well as the EMEA specific initiatives for the period 2019 to 2022. These cash flows relate to the EMEA operating segment in its current condition when preparing the financial statements and exclude the estimated cash flows that might arise from future restructuring plans or other structural changes. Key assumptions used in estimating the future cash flows are those related to volumes, sales mix, profit margins, expected conditions regarding market trends and segment, brand and model market share for the respective operating segment over the period considered.

◦
The expected future cash flows include a normalized terminal period to estimate the future result beyond the time period explicitly considered which incorporates a long-term growth rate assumption of 2 percent. The long-term EBIT margins have been set considering the margins incorporated into the four-year plan, and considering peer profitability commonly achieved in the region in the long-term.

◦
Pre-tax cash flows have been discounted using a pre-tax discount rate which reflects the current market assessment of the time value of money for the period being considered, and the risks related to those cash flows of the Group. The pre-tax Weighted Average Cost of Capital (“WACC”) applied for the EMEA operating segment was 10.8 percent.

The value estimated as described above was determined to be in excess of the book value of the net capital employed for the EMEA operating segment. As such, no impairment charge was recognized for the goodwill allocated to the EMEA operating segment for the three and nine months ended September 30, 2019.
7. Other intangible assets
During the three months ended September 30, 2019, impairment tests were performed comparing the carrying amount of the assets included in the respective CGUs to their value in use. The value in use of the CGUs was determined using a discounted cash flow methodology based primarily on unobservable inputs, including estimated pre-tax future cash flows attributable to the CGUs and a pre-tax discount rate reflecting a current market assessment.
During the three months ended September 30, 2019, rationalization of product portfolio plans, primarily for Europe in the A-segment as well for Alfa Romeo resulted in the recognition of asset impairment charges for certain platforms. The impairment charges totaled €1,376 million, composed of €563 million of Property, plant and equipment recognized within Cost of revenues and €813 million of previously capitalized development costs recognized within Research and development costs, with the total non-cash impairment charge recognized in Other changes within Cash flows from operating activities in the Interim Condensed Consolidated Statement of Cash Flows. Of these charges, €435 million relates to the EMEA segment, as a result of the renewal of the product portfolio with a focus on higher margin vehicle segments, €148 million relates to the Maserati segment, reflecting lower volumes of certain vehicles and updates to the product plan, and the remaining €793 million, is primarily related to the rationalized Alfa Romeo product plan and is not allocated to a specific region as the platform assets that have been impaired are used to produce Alfa Romeo vehicles sold in several of our regions.
8. Property, plant and equipment
Refer to Note 7, Other intangible assets for additional details on impairments of €563 million of Property, plant and equipment recognized within Cost of revenues.

9. Trade and other receivables
Trade and other receivables consisted of the following:

	At September 30, 2019			At December 31, 2018
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Trade receivables	€2,211	€—	€2,211	€2,048	€—	€2,048
Receivables from financing activities	3,130	282	3,412	3,304	310	3,614
Other receivables	1,796	1,954	3,750	1,836	1,174	3,010
Total Trade and other receivables	€7,137	€2,236	€9,373	€7,188	€1,484	€8,672
As disclosed in Note 22, Other liabilities and Tax payables, in the FCA Consolidated Financial Statements at December 31, 2018, during 2017, the Brazilian Supreme Court ruled that state value added tax should be excluded from the basis for calculating a federal tax on revenue, a decision which was subsequently appealed. In March 2019, a final and definitive favorable decision was made in respect of the COFINS over ICMS element of the litigation, relating to amounts previously paid but not recovered for the period between May 2004 to December 2014. During the nine months ended September 30, 2019, total credits and the related receivable of €164 million were recognized, which were excluded from Adjusted EBIT (refer to Note 21, Segment reporting).
During the three months ended September 30, 2019, the Brazilian courts indicated they will render a judgment on December 5, 2019 on the government's appeal regarding the 2017 Supreme Court's decision with respect to the calculation of the state value added tax in the basis for federal tax on revenue and the date on which the 2017 ruling is effective. We continue to believe our position is supported by both the facts and the receipt of final and definitive rulings from the courts. However, due to the uncertainty of the Supreme Court’s application of the government’s appeal and request for modulation, and due to Brazil’s current heightened political and economic uncertainty, we continue to believe that the risk of economic outflow is greater than remote.

Transfer of financial assets
At September 30, 2019, the Group had receivables due after that date which had been transferred without recourse and which were derecognized in accordance with IFRS 9, Financial Instruments, amounting to €6,997 million (€8,523 million at December 31, 2018). The transfers related to trade receivables and other receivables of €5,263 million (€6,847 million at December 31, 2018) and financial receivables of €1,734 million (€1,676 million at December 31, 2018). These amounts included receivables of €4,702 million (€5,517 million at December 31, 2018), mainly due from the sales network, transferred to FCA Bank, our jointly-controlled financial services company.
10. Inventories

	At September 30, 2019	At December 31, 2018
	(€ million)
Finished goods and goods for resale	€6,934	€6,776
Work-in-progress, raw materials and manufacturing supplies	4,374	3,783
Construction contract assets	166	135
Total Inventories	€11,474	€10,694

The Construction contracts, net asset/(liability) relates to the design and production of industrial automation systems and related products and is summarized as follows:

	At September 30, 2019	At December 31, 2018
	(€ million)
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	€884	€954
Less: Progress billings	(820)	(912)
Construction contracts, net asset/(liability)	64	42
Construction contract assets	166	135
Less: Construction contract liabilities (Note 15)	(102)	(93)
Construction contracts, net asset/(liability)	€64	€42
11. Share-based compensation
2019-2021 Long Term Incentive Plan
In December 2018, the Company’s Board of Directors approved the 2019-2021 Long-Term Incentive Plan (“2019-2021 LTIP”, refer to Note 19, Equity for further information). During May 2019, FCA awarded a total of 9.5 million Performance Share Units (“PSU”) and 5.9 million Restricted Share Units (“RSU”) to eligible employees under the 2019-2021 LTIP.
The PSU awards, which represent the right to receive FCA common shares, have an Adjusted EBIT target as well as a total shareholder return (“TSR”) target, with each weighted at 50 percent and settled independently of the other. Half of the awards will vest based on our achievement of the targets for Adjusted EBIT (“2019 PSU Adjusted EBIT awards”), covering a three year period from 2019 to 2021 and will have a payout ranging from 0 percent to 100 percent. The fair values of these PSU Adjusted EBIT awards were measured using the FCA stock price on the grant date, adjusted for expected dividends at a constant yield as PSU awards do not have the right to receive ordinary dividends prior to vesting. The remaining half of the PSU awards (“2019 PSU TSR awards”) will vest based on market conditions over a three year performance period from January 2019 through December 2021, with a payout scale ranging from 0 percent to 225 percent. Accordingly, the total number of shares that will eventually be issued may vary from the original award of 9.5 million units. If the performance goals for the respective periods are met, one third of the total PSU awards will vest in the second quarter of 2020, a cumulative two-thirds in the second quarter of 2021 and a cumulative 100 percent in the second quarter of 2022. The fair value of these PSU TSR awards were calculated using a Monte Carlo Simulation, adjusted for expected dividends at a constant yield as PSU awards do not have the right to receive ordinary dividends prior to vesting.
The RSU awards (“2019 RSU awards”), which represent the right to receive FCA common shares, will vest in three equal tranches in the second quarter of each year 2020, 2021 and 2022. The fair values of these RSU awards were measured using the FCA stock price on the grant date, adjusted for expected dividends at a constant yield as RSU awards do not have the right to receive ordinary dividends prior to vesting.
Part of the PSU TSR awards issued in 2019 (“Replacement awards”) were considered to be a replacement of certain of the PSU TSR awards that were granted in 2018 (“2018 PSU TSR awards”). Under the modified terms of the 2018 PSU TSR awards, 60% of the 2018 PSU TSR awards were replaced with the Replacement awards and the remaining 40% of 2018 PSU TSR awards will vest at target during the second quarter of 2020. In accordance with IFRS 2 - Share-based Payment, the 2018 PSU TSR awards were modified and remeasured at the grant date of the Replacement awards, using a Monte Carlo Simulation. Only the incremental amount, which is the difference between the fair value of the 2018 PSU TSR and the fair value of the Replacement awards, will be recognized as an expense over the term of the Replacement awards.

Additional Grants
In addition to the grants above, during May and July 2019 FCA also awarded a total of 0.9 million PSUs to certain key employees of the Company. The PSU awards, which represent the right to receive FCA common shares, have an Adjusted EBIT target as well as a TSR target, with each weighted at 50 percent and settled independently of the other. Half of the awards will vest based on our achievement of the targets for Adjusted EBIT covering a three year period from January 1, 2019 to December 31, 2021 and will have a payout ranging from 0 percent to 100 percent. The fair values of these PSU Adjusted EBIT awards were measured using the FCA stock price on the grant date, adjusted for expected dividends at a constant yield as PSU awards do not have the right to receive ordinary dividends prior to vesting. The remaining half of the PSU awards will vest based on market conditions over a three year performance period from January 2019 through December 2021, with a payout scale ranging from 0 percent to 225 percent. Accordingly, the total number of shares that will eventually be issued may vary from the original award of 0.9 million units. These awards will vest in the second quarter of 2022 if the respective performance goals for the period January 1, 2019 to December 31, 2021 are achieved. The fair value of these PSU TSR awards were calculated using a Monte Carlo Simulation, adjusted for expected dividends at a constant yield as PSU awards do not have the right to receive ordinary dividends prior to vesting.
During May and July 2019, FCA also awarded a total of 0.4 million RSUs to certain key employees of the Company. These additional awards will vest in one tranche in the second quarter of 2022. The fair values of these awards were measured using the FCA stock price on the grant date, adjusted for expected dividends at a constant yield as RSU awards do not have the right to receive ordinary dividends prior to vesting.
Other Restricted Share Unit Grants
During the nine months ended September 30, 2019, FCA awarded 0.8 million RSUs to certain key employees of the Company, which represent the right to receive FCA common shares. These awards will vest in 2019, 2020, 2021 and 2022 in accordance with the award agreements. The fair values of the awards were measured using the FCA stock price on the grant date, adjusted for expected dividends at a constant yield as RSU awards do not have the right to receive ordinary dividends prior to vesting.
Share-based compensation expense
Including previously granted awards, total expense of approximately €25 million and €64 million was recorded for the PSU and RSU awards for the three and nine months ended September 30, 2019, respectively. Including previously granted awards, total expense for the PSU and RSU awards of approximately €12 million and €48 million was recorded for the three and nine months ended September 30, 2018, respectively.
The total number of PSU and RSU awards outstanding at September 30, 2019 was 11.6 million and 7.5 million respectively.
12. Employee benefits liabilities
Employee benefits liabilities include provisions for both pension plans and health care, legal, severance indemnity and other post-employment benefits (“OPEB”) and consisted of the following:

	At September 30, 2019			At December 31, 2018
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Pension benefits	€35	€4,977	€5,012	€34	€4,475	€4,509
Health care and life insurance plans	141	2,177	2,318	134	2,082	2,216
Other post-employment benefits	78	681	759	82	737	819
Other provisions for employees	237	577	814	345	581	926
Total Employee benefits liabilities	€491	€8,412	€8,903	€595	€7,875	€8,470

Pension and OPEB costs included in the Interim Condensed Consolidated Income Statement were as follows:

	Three months ended September 30
	2019		2018
	Pension	OPEB	Pension	OPEB
	(€ million)
Current service cost	€38	€6	€43	€5
Interest expense	242	27	229	26
Interest (income)	(197)	—	(188)	—
Other administrative costs	19	—	22	—
Past service costs/(credits) and losses/(gains) arising from settlements/curtailments	—	—	1	—
Total	€102	€33	€107	€31

	Nine months ended September 30
	2019		2018
	Pension	OPEB	Pension	OPEB
	(€ million)
Current service cost	€116	€18	€125	€20
Interest expense	718	81	678	73
Interest (income)	(587)	—	(558)	—
Other administrative costs	59	—	64	—
Past service costs/(credits) and losses/(gains) arising from settlements/curtailments	—	—	79	—
Total	€306	€99	€388	€93
Total contributions of €49 million were made to our pension plans in the nine months ended September 30, 2019.
13. Provisions

	At September 30, 2019			At December 31, 2018
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Product warranty and recall campaigns	€2,478	€4,131	€6,609	€2,745	€4,015	€6,760
Sales incentives	5,790	—	5,790	5,999	—	5,999
Other provisions and risks	1,181	1,620	2,801	1,739	1,546	3,285
Total Provisions	€9,449	€5,751	€15,200	€10,483	€5,561	€16,044
During the nine months ended September 30, 2019, a total provision for €116 million was recognized primarily for workforce restructuring costs, of which €52 million was recognized within LATAM, €37 million within EMEA and €23 million within North America (refer to Note 21, Segment reporting).
During the nine months ended September 30, 2019, approximately €0.5 billion of payments were made for civil, environmental and consumer claims related to U.S. diesel emissions matters accrued in 2018 (refer to Note 18, Guarantees granted, commitments and contingent liabilities).
On July 12, 2019, the U.S. Department of Transportation’s National Highway Traffic Safety Administration (“NHTSA”) announced a final rule that retains the current fine rate applicable to automobile manufacturers that fail to meet Corporate Average Fuel Economy (“CAFE”) standards through achievement of the targeted fleet fuel efficiency or remittance of CAFE credits. Prior to this final rule, FCA recorded a provision for estimated CAFE civil fines relating to 2019 model year vehicles for which CAFE credits were not expected to be available at the previously announced civil fine rate. As a result of the announced final rule, under IAS 37, the reduction of the civil fine rate resulted in a change in the estimated provision of €158 million relating to 2019 model year vehicles sold prior to March 31, 2019, which has been recognized as a reduction to Cost of revenues within the Interim Condensed Consolidated Income Statement for the nine months ended September 30, 2019.

14. Debt

	At September 30, 2019			At December 31, 2018
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Notes	€2,815	€4,985	€7,800	€1,598	€6,227	€7,825
Borrowings from banks(1)	2,702	1,720	4,422	2,928	2,177	5,105
Asset-backed financing	186	—	186	457	—	457
Lease liabilities	366	1,291	1,657	56	205	261
Other debt(1)	828	192	1,020	822	58	880
Total Debt	€6,897	€8,188	€15,085	€5,861	€8,667	€14,528
________________________________________________________________________________________________________________________________________________
(1) Borrowings from banks and Other debt as previously reported included €261 million of finance lease liabilities recognized in accordance with IAS 17. These amounts have been reclassified into the line item Lease liabilities at December 31, 2018. Refer to Note 1, Basis of preparation for additional information on the adoption of IFRS 16.
Notes
Medium Term Note Programme
In September 2019, the Group repaid a note at maturity with a principal amount of CHF 250 million (€230 million) that was issued through the Medium Term Note (“MTN”) Programme.
Borrowings from banks
Revolving Credit Facilities
In March 2019, the Group amended its syndicated revolving credit facility originally signed in June 2015 and previously amended in March 2017 and March 2018 (as amended, the “RCF”). The amendment extended the RCF’s final maturity to March 2024. The RCF, which is available for general corporate purposes and for the working capital needs of the Group, is structured in two tranches: €3.125 billion with a 37-month tenor and two extension options of 1-year and of 11-months exercisable on the first and second anniversary of the amendment signing date, respectively; and €3.125 billion with a 60-month tenor. The amendment was accounted for as a debt modification and, as a result, the new costs associated with the March 2019 amendment as well as the remaining unamortized debt issuance costs related to the original €5.0 billion RCF and the previous March 2017 and 2018 amendments will be amortized over the life of the amended RCF.
At September 30, 2019, undrawn committed credit lines totaling €7.6 billion included the €6.25 billion RCF and approximately €1.3 billion of other revolving credit facilities. At December 31, 2018, undrawn committed credit lines totaling €7.7 billion included the €6.25 billion RCF and approximately €1.5 billion of other revolving credit facilities.
15. Other liabilities
Other liabilities consisted of the following:

	At September 30, 2019			At December 31, 2018
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Payables for GDP and buy-back agreements	€3,000	€—	€3,000	€2,362	€—	€2,362
Accrued expenses and deferred income	844	653	1,497	783	697	1,480
Indirect taxes payables	467	15	482	681	16	697
Payables to personnel	1,054	16	1,070	956	16	972
Social security payables	267	4	271	265	4	269
Construction contract liabilities (Note 10)	102	—	102	93	—	93
Service contract liability	613	1,570	2,183	568	1,521	2,089
Other	1,409	207	1,616	1,349	198	1,547
Total Other liabilities	€7,756	€2,465	€10,221	€7,057	€2,452	€9,509

16. Fair value measurement
Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy, based on observable and unobservable inputs, for financial assets and liabilities that are measured at fair value on a recurring basis at September 30, 2019 and December 31, 2018:

	At September 30, 2019				At December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(€ million)
Debt securities and equity instruments measured at FVOCI	€3	€15	€13	€31	€3	€15	€13	€31
Debt securities and equity instruments measured at FVPL	277	—	13	290	270	—	3	273
Derivative financial assets		139	15	154	—	256	41	297
Collateral deposits	47	—	—	47	61	—	—	61
Receivables from financing activities	—	—	885	885	—	—	973	973
Trade receivables	—	36	—	36	—	65	—	65
Other receivables	—	—	70	70	—	—	—	—
Money market securities	2,695	—	—	2,695	4,352	—	—	4,352
Total Assets	€3,022	€190	€996	€4,208	€4,686	€336	€1,030	€6,052
Derivative financial liabilities	—	442	—	442	—	205	2	207
Total Liabilities	€—	€442	€—	€442	€—	€205	€2	€207
During the nine months ended September 30, 2019, there were no transfers between levels in the fair value hierarchy. For assets and liabilities recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.
The fair value of Other financial assets and liabilities, which mainly include derivative financial instruments, is measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment, as described below:

•
the fair value of forward contracts, swaps and options hedging currency risk is determined by using valuation techniques common in the financial markets and taking market parameters at the balance sheet date (in particular, exchange rates, interest rates and volatility rates);

•	the fair value of interest rate swaps and forward rate agreements is determined by taking the prevailing interest rates at the balance sheet date and using the discounted expected cash flow method;

•	the fair value of combined interest rate and currency swaps is determined using the exchange and interest rates prevailing at the balance sheet date and the discounted expected cash flow method; and

•
the fair value of swaps and options hedging commodity price risk is determined by using valuation techniques common in the financial markets and taking market parameters at the balance sheet date (in particular, underlying prices, interest rates and volatility rates).

The fair value of money market securities is based on available market quotations. Where appropriate, the fair value of money market securities is determined with discounted expected cash flow techniques using observable market yields (categorized as Level 2).
The fair value of Receivables from financing activities, which are classified in Level 3 of the fair value hierarchy, has been estimated using discounted cash flow models. The most significant inputs used in this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.

The fair value of Other receivables, which relates to the contingent consideration receivable from the sale of Magneti Marelli (refer to Note 2, Scope of consolidation), is classified in Level 3 of the fair value hierarchy and has been estimated using discounted cash flow models. The most significant inputs used in this measurement are market discount rates.
The following is a reconciliation of the changes in items measured at fair value and classified within Level 3:

	Three months ended September 30
	2019				2018
	Receivables from financing activities	Debt securities and equity instruments	Derivative financial assets/(liabilities)	Other receivables	Receivables from financing activities	Debt securities and equity instruments	Derivative financial assets/(liabilities)	Other receivables
	(€ million)
At July 1	€775	€26	€28	€70	€818	€44	€(3)	€—
Gains/(losses) recognized in Consolidated Income Statement	—	—	20	—	—	—	8	—
Gains/(losses) recognized in Other comprehensive income/(loss)	—	—	(16)	—	—	—	18	—
Transfer to Assets held for sale	—	—	—	—	—	(23)	—	—
Issues/Settlements	110	—	(17)	—	(135)	—	(1)	—
Purchases/Sales	—	—	—	—	—	—	—	—
At September 30	€885	€26	€15	€70	€683	€21	€22	€—

	Nine months ended September 30
	2019				2018
	Receivables from financing activities	Debt securities and equity instruments	Derivative financial assets/(liabilities)	Other receivables	Receivables from financing activities	Debt securities and equity instruments	Derivative financial assets/(liabilities)	Other receivables
	(€ million)
At January 1	€973	€16	€39	€—	€700	€45	€29	€—
Gains/(losses) recognized in Consolidated Income Statement	—	—	56	—	—	(1)	29	—
Gains/(losses) recognized in Other comprehensive income/(loss)	—	—	(14)	—	—	—	(15)	—
Transfer to Assets held for sale	—	—	—	—	—	(23)	—	—
Issues/Settlements	(88)	(1)	(66)	70	(17)	—	(21)	—
Purchases/Sales	—	11	—	—	—	—	—	—
At September 30	€885	€26	€15	€70	€683	€21	€22	€—

Gains/(losses) included in the Interim Condensed Consolidated Income Statement during the three and nine months ended September 30, 2019 and 2018 were recognized within Cost of revenues. Gains/(losses) recognized in Other comprehensive income/(loss) during the three and nine months ended September 30, 2019 and 2018 were included within Cash flow hedge reserve within Equity in the Interim Condensed Consolidated Statement of Financial Position.
Assets and liabilities not measured at fair value on a recurring basis
The carrying value of debt securities measured at amortized cost, financial receivables, current receivables and payables is a reasonable approximation of fair value as the present value of future cash flows does not differ significantly from the carrying amount.
The carrying value of Cash at banks and Other cash equivalents usually approximate fair value due to the short maturity of these instruments.
The following table summarizes the carrying amount and fair value for financial assets and liabilities not measured at fair value on a recurring basis:

		At September 30, 2019		At December 31, 2018
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ million)
Dealer financing		€1,685	€1,685	€1,681	€1,682
Retail financing		588	570	601	584
Finance leases		3	3	3	3
Other receivables from financing activities		251	251	356	355
Total Receivables from financing activities(1)	9	€2,527	€2,509	€2,641	€2,624

Notes		€7,800	€8,327	€7,825	€8,152
Borrowings from banks & Other debt		5,442	5,445	5,985	5,968
Asset-backed financing		186	186	457	457
Lease liabilities		1,657	1,657	261	261
Total Debt	14	€15,085	€15,615	€14,528	€14,838
________________________________________________________________________________________________________________________________________________
(1) Amounts at September 30, 2019 and December 31, 2018 exclude receivables measured at FVPL.
The fair value of Receivables from financing activities, which are classified in Level 3 of the fair value hierarchy, has been estimated using discounted cash flow models. The most significant inputs used in this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
Notes that are traded in active markets for which close or last trade pricing is available are classified within Level 1 of the fair value hierarchy. Notes for which such prices are not available are valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities and are classified within Level 2 of the fair value hierarchy. At September 30, 2019, €8,320 million and €7 million of Notes were classified within Level 1 and Level 2, respectively. At December 31, 2018, €8,145 million and €7 million of Notes were classified within Level 1 and Level 2, respectively.
The fair value of Other debt classified within Level 2 of the fair value hierarchy has been estimated using discounted cash flow models. The main inputs used are year-end market interest rates, adjusted for market expectations of the Group’s non-performance risk implied in quoted prices of traded securities issued by the Group and existing credit derivatives on Group liabilities. The fair value of the debt that requires significant adjustments using unobservable inputs is classified in Level 3. At September 30, 2019, €4,598 million and €847 million of Other Debt were classified within Level 2 and Level 3, respectively. At December 31, 2018, €5,166 million and €802 million of Other Debt were classified within Level 2 and Level 3, respectively.

The fair value of Lease liabilities classified within Level 3 of the fair value hierarchy has been estimated using discounted cash flow models that require significant adjustments using unobservable inputs. At September 30, 2019, €1,657 million of Lease liabilities were classified within Level 3, of which €75 million were previously classified within Level 2. At December 31, 2018, €75 million and €186 million of Lease liabilities were classified within Level 2 and Level 3, respectively.
17. Related party transactions
Related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Refer to Note 24, Related party transactions, in the FCA Consolidated Financial Statements at December 31, 2018 for a description of the Group's transactions with the Group's unconsolidated subsidiaries, joint ventures, associates and other related parties.
The amounts for significant transactions with related parties recognized in the Interim Condensed Consolidated Income Statement were as follows:

	Three months ended September 30
	2019				2018
	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses
	(€ million)
Joint arrangements and associates	€629	€565	€(8)	€12	€691	€595	€(19)	€14
CNHI	83	78	3	—	100	70	2	—
Ferrari	5	27	—	—	14	53	1	—

	Nine months ended September 30
	2019				2018
	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses
	(€ million)
Joint arrangements and associates	€2,170	€1,768	€(33)	€37	€2,632	€2,163	€(53)	€38
CNHI	320	244	6	—	375	248	5	—
Ferrari	28	102	—	—	52	172	3	—
Assets and liabilities from significant transactions with related parties were as follows:

	At September 30, 2019					At December 31, 2018
	Trade and other receivables	Trade payables	Other liabilities	Asset-backed financing	Debt	Trade and other receivables	Trade payables	Other liabilities	Asset-backed financing	Debt
	(€ million)
Joint arrangements and associates	€493	€379	€333	€175	€155	€542	€490	€291	€449	€39
CNHI	61	60	14	—	—	53	71	12	—	—
Ferrari	10	30	—	—	—	25	45	3	—	—

18. Guarantees granted, commitments and contingent liabilities
Litigation
Takata airbag inflators
Putative class action lawsuits were filed in March 2018 against FCA US in the U.S. District Courts for the Southern District of Florida and the Eastern District of Michigan, asserting claims under federal and state laws alleging economic loss due to Takata airbag inflators installed in certain of our vehicles. We are vigorously defending against this action and at this stage of the proceedings, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Emissions Matters
On January 10, 2019, we announced that FCA US reached final settlements on civil environmental and consumer claims with the U.S. Environmental Protection Agency (“EPA”), U.S. Department of Justice, the California Air Resources Board, the State of California, 49 other States and U.S. Customs and Border Protection, for which we have accrued €748 million. Approximately €350 million of the accrual relates to civil penalties to resolve differences over diesel emissions requirements. A portion of the accrual is attributable to settlement of a putative class action on behalf of consumers in connection with which FCA US agreed to pay an average of $2,800 per vehicle to eligible customers affected by the recall.
In the U.S., we remain subject to diesel emissions-related investigations by the U.S. Securities and Exchange Commission and the U.S. Department of Justice, Criminal Division. In September 2019, the U.S. Department of Justice filed criminal charges against an employee of FCA US for, among other things, fraud, conspiracy, false statements and violations of the Clean Air Act in connection with efforts to obtain regulatory approval of the vehicles that were the subject of the civil settlements described above. We continue to cooperate with these investigations and may commence discussions about an appropriate resolution of these investigations. At this time, we cannot predict whether or when any settlement may be reached or the ultimate outcome of these investigations and we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
We also remain subject to a number of related private lawsuits as well as claims by consumers who choose not to participate in the class action settlement.
We have also received inquiries from other regulatory authorities in a number of jurisdictions as they examine the on-road tailpipe emissions of several automakers’ vehicles and, when jurisdictionally appropriate, we continue to cooperate with these governmental agencies and authorities.
In Europe, we have been working with the Italian Ministry of Transport (“MIT”) and the Dutch Vehicle Regulator (“RDW”), the authorities that certified FCA diesel vehicles for sale in the European Union, and the UK Driver and Vehicle Standards Agency in connection with their review of several of our vehicles. We also initially responded to inquiries from the German authority, the Kraftfahrt-Bundesamt (“KBA”), regarding emissions test results for our vehicles, and we discussed the KBA reported test results, our emission control calibrations and the features of the vehicles in question. After these initial discussions, the MIT, which has sole authority for regulatory compliance of the vehicles it has certified, asserted its exclusive jurisdiction over the matters raised by the KBA, tested the vehicles, determined that the vehicles complied with applicable European regulations and informed the KBA of its determination. Thereafter, mediations have been held under European Commission (“EC”) rules, between the MIT and the German Ministry of Transport and Digital Infrastructure, which oversees the KBA, in an effort to resolve their differences. The mediation was concluded with no action being taken with respect to FCA. In May 2017, the EC announced its intention to open an infringement procedure against Italy regarding Italy's alleged failure to respond to EC's concerns regarding certain FCA emission control calibrations. The MIT has responded to the EC's allegations by confirming that the vehicles' approval process was properly performed.
In addition, at the request of the French Consumer Protection Agency, the Juge d’Instruction du Tribunal de Grande Instance of Paris is investigating diesel vehicles of a number of automakers including FCA, regarding whether the sale of those vehicles violated French consumer protection laws.

In December 2018, the Korean Ministry of Environment (“MOE”) announced its determination that approximately 2,400 FCA vehicles imported into Korea during 2015, 2016 and 2017 were not emissions compliant and that the vehicles with a subsequent update of the emission control calibrations voluntarily performed by FCA, although compliant, would have required re-homologation of the vehicles concerned. In May 2019, the MOE revoked certification of the above-referenced vehicles and announced an administrative fine for an amount not material to the Group. We have appealed the MOE’s decision. Our subsidiary in Seoul, Korea is also cooperating with local criminal authorities in connection with their review of this matter.
The results of the unresolved inquiries and private litigation cannot be predicted at this time and these inquiries and litigation may lead to further enforcement actions, penalties or damage awards, any of which may have a material adverse effect on our business, financial condition, results of operations and reputation.  It is possible that the resolution of these matters may adversely affect our reputation with consumers, which may negatively impact demand for our vehicles and could have a material adverse effect on our business, financial condition and results of operations.  At this stage, we are unable to evaluate the likelihood that a loss will be incurred with regard to the unresolved inquiries and private litigation or estimate a range of possible loss.
Safety Recall and Emissions-related Securities Class Action Lawsuit
On September 11, 2015, a putative securities class action complaint was filed in the U.S. District Court for the Southern District of New York against us alleging material misstatements regarding our compliance with regulatory requirements and that we failed to timely disclose certain expenses relating to our vehicle recall campaigns. On October 5, 2016, the district court dismissed the claims relating to the disclosure of vehicle recall campaign expenses but ruled that claims regarding the alleged misstatements regarding regulatory requirements would be allowed to proceed. On February 17, 2017, the plaintiffs amended their complaint to allege material misstatements regarding emissions compliance. On November 13, 2017, the Court denied our motion to dismiss the emissions-related claims. On June 15, 2018, the Court certified a class of our stockholders in the case. On February 4, 2019, we entered into an agreement in principle to settle the litigation contingent on court approval for an amount within the coverage limits of our applicable insurance policies. As such the net loss from this settlement was immaterial to the Group. On September 5, 2019, the Court granted final approval to the settlement.
U.S. Sales Reporting Investigations
On July 18, 2016, we confirmed that the U.S. Securities and Exchange Commission (the “SEC”) had commenced an investigation into our reporting of vehicle unit sales to end customers in the U.S. and that inquiries into similar issues have been received from the U.S. Department of Justice (the “DoJ”). These vehicle unit sales reports relate to unit sales volumes primarily by dealers to consumers while we generally recognize revenues based on shipments to dealers and other customers and not on vehicle unit sales to consumers.
On September 27, 2019, the SEC announced the resolution of its investigation which included our agreement to pay an amount that is not material to the Group. We continue to cooperate with the DoJ investigation. The outcome of that investigation remains uncertain and any resolution may involve the payment of penalties and other sanctions. At this time, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss in connection with the DoJ investigation.
As previously reported, two putative securities class action lawsuits were filed against us in the U.S. District Court for the Eastern District of Michigan making allegations with regard to our reporting of vehicle unit sales to end consumers in the U.S. These lawsuits were consolidated into a single action and on October 4, 2018, we entered into an agreement in principle to settle the consolidated litigation, subject to court approval, for an amount that is not material to the Group. On June 5, 2019, the Court granted final approval to this settlement.

National Training Center
In connection with an on-going government investigation into matters at the UAW-Chrysler National Training Center, the U.S. Department of Justice has brought charges against a number of individuals including former FCA US employees and individuals associated with the UAW for, among other things, tax fraud and conspiring to provide money or other things of value to a UAW officer and UAW employees while acting in the interests of FCA US, in violation of the Labor Management Relations (Taft-Hartley) Act. Several of the individual defendants have entered guilty pleas and some have claimed in connection with those pleas that they conspired with FCA US in violation of the Taft-Hartley Act. We continue to cooperate with this investigation and are in discussions with the DOJ about a potential resolution of its investigation. The outcome of those discussions is uncertain; however, any resolution may involve the payment of penalties and other sanctions.  At this time, we cannot predict whether or when any settlements may be reached or, if no settlement is reached, the ultimate outcome of any litigation. As such, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Several putative class action lawsuits have been filed against FCA US in U.S. federal court alleging harm to UAW workers as a result of these acts. Those actions have been dismissed at the trial court stage, but several of them are in the process of being appealed or remain subject to appeal. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
In addition, refer to Note 25, Guarantees granted, commitments and contingent liabilities, in the FCA Consolidated Financial Statements at December 31, 2018 for information on the Group's other pending litigation proceedings and governmental investigations.
SCUSA Private-label financing agreement
On June 28, 2019, FCA US entered into an amendment (the “Amendment”) to its private-label financing agreement (the “SCUSA Agreement”) with Santander Consumer USA Inc. (“SCUSA”), an affiliate of Banco Santander. The Amendment modified certain terms of the agreement and in connection with its execution, SCUSA made a one-time, non-refundable, non-contingent, cash payment of U.S.$60 million (€53 million) to FCA US as part of a negotiated resolution of open matters. The amount was recognized within Selling, general and other costs in the Interim Condensed Consolidated Income Statement for the nine months ended September 30, 2019.
Other commitments, arrangements and contractual rights
Regulatory emission credits
During the nine months ended September 30, 2019, FCA entered into multi-year non-cancellable agreements for purchases of regulatory emissions credits in various jurisdictions. At September 30, 2019, these agreements represent total commitments of €1.3 billion after fulfillment of commitments during the nine months ended September 30, 2019 and the reduction in the commitments due to the CAFE civil fine rate (refer to Note 13, Provisions included elsewhere in this Interim Report). The purchased credits are expected to be used for compliance years through 2023.
FCA Bank joint venture agreement
On July 19, 2019, FCA and Crédit Agricole Consumer Finance agreed to extend their 50:50 joint venture, FCA Bank, until December 31, 2024. The agreement will be automatically renewed unless notice of non-renewal is provided no later than three years before end of the term. A notice of non-renewal would trigger certain put and call rights.

Fiat SpA tax audit
The Italian tax authorities commenced an audit of Fiat SpA in 2017 and on October 22, 2019, issued to the Company a final audit report which, if confirmed in the final audit assessment, could result in a material proposed tax adjustment related to the October 12, 2014 merger of Fiat SpA into FCA NV (formerly FCA Investments N.V.) (the “Merger”). The issuance of a final audit report starts a 60-day negotiation period, which ends with the issuance of a final audit assessment expected to be received by the end of December 2019. The Company believes that its tax position with respect to the Merger is fully supported by both the facts and applicable tax law and will vigorously defend its position. At this time, we cannot predict whether any settlement may be reached or if no settlement is reached, the outcome of any litigation. As such, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
U.S. import duties
Historically, we have paid a 2.5 percent duty on Ram ProMaster City light commercial vehicles imported into the U.S. as passenger vehicles and later converted into cargo vans rather than the 25 percent duty applicable to vehicles that are imported into the U.S. as cargo vans. In litigation between a competitor and U.S. Customs and Border Protection (“CBP”) involving similar vehicles, the U.S. Court of Appeals for the Federal Circuit (the “Federal Circuit”) ruled in June 2019 that vehicles previously imported by the competitor are subject to the 25 percent duty. In October 2019, the Federal Circuit declined to rehear the case and the competitor announced its intent to appeal the matter to the U.S. Supreme Court.
We believe there are facts that distinguish our case from that of the competitor. However, if CBP prevails against the competitor, it may seek to recover increased duties for our prior imports, plus interest, and may assert a claim for penalties. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
19. Equity
Share capital
At September 30, 2019, the authorized share capital of FCA was forty million Euro (€40,000,000), divided into two billion (2,000,000,000) FCA common shares, nominal value of one Euro cent (€0.01) per share, and two billion (2,000,000,000) special voting shares, nominal value of one Euro cent (€0.01) per share.
At September 30, 2019, the fully paid-up share capital of FCA amounted to €19 million (€19 million at December 31, 2018) and consisted of 1,567,519,274 common shares and 408,941,767 special voting shares, all with a par value of €0.01 each (1,550,617,563 common shares and 408,941,767 special voting shares, all with a par value of €0.01 each at December 31, 2018).
Long Term Incentive Plans
On December 19, 2018, the Board of Directors of FCA (“Board of Directors”) resolved to allocate up to a maximum of 50 million common shares under the 2019 - 2021 LTIP (refer to Note 11, Share-based compensation), under which equity awards can be granted to eligible individuals. Any issuance of shares during the period from 2019 to 2021 is subject to the satisfaction of certain performance and retention requirements and any issuances to directors are subject to FCA shareholders' approval (refer to Note 11, Share-based compensation).
Pursuant to the Articles of Association, the Board of Directors is irrevocably authorized to issue shares (common and special voting shares) and to grant rights to subscribe for shares in the capital of the Company. This authorization is up to a maximum aggregate amount of shares as set out in the Articles of Association, as amended from time to time, and limits or excludes the right of pre-emption with respect to common shares. The Board of Directors' authorization is for a period of five years from October 12, 2014, and expires on October 11, 2019.
On April 12, 2019, the Annual General Meeting of Shareholders (“AGM”) resolved to authorize, under certain conditions, the Board of Directors to issue common and special voting shares, to grant rights to subscribe for common and special voting shares, and to limit or exclude pre-emptive rights for common shares. This authorization is for a period of eighteen months up to and including October 11, 2020, starting from the date on which the current authorization expires, October 12, 2019.

Furthermore, the AGM renewed the existing authorization of the Board of Directors, for a period of eighteen months from the date of the AGM, to repurchase up to a maximum of 10 percent of the Company’s common shares issued as of the date of the AGM. Pursuant to the authorization, which does not entail any obligation for the Company but is designed to provide additional flexibility, the Board of Directors may repurchase common shares in compliance with applicable regulations, subject to certain maximum and minimum price thresholds.
Dividends paid
On April 12, 2019, the AGM approved the payment of an ordinary annual dividend of €0.65 per common share, equivalent to an aggregate distribution of approximately €1 billion, which was paid on May 2, 2019 to shareholders of record on both MTA and NYSE on April 24, 2019, with an ex-dividend date of April 23, 2019.
On May 2, 2019, FCA announced that its Board of Directors had approved an extraordinary cash distribution of €1.30 per common share, equivalent to a total distribution of approximately €2 billion, paid on May 30, 2019 to shareholders of record on May 21, 2019, with an ex-dividend date of May 20, 2019.
Other comprehensive income/(loss)
Other comprehensive income/(loss) was as follows:

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
	(€ million)
Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:
Losses on re-measurement of defined benefit plans	€—	€—	€—	€(5)
Items relating to discontinued operations	—	—	(9)	—
Total items that will not be reclassified to the Consolidated Income Statement (B1)	—	—	(9)	(5)

Items that may be reclassified to the Consolidated Income Statement in subsequent periods:
(Losses)/gains cash flow hedging instruments arising during the period	(153)	(3)	(351)	123
Gains/(losses) on cash flow hedging instruments reclassified to the Consolidated Income Statement	14	(35)	39	(104)
Total Gains/(Losses) on cash flow hedging instruments	(139)	(38)	(312)	19
Foreign exchange gains/(losses)	570	(29)	791	(120)
Share of Other comprehensive income/(loss) for equity method investees arising during the period	13	(58)	(2)	(99)
Share of Other comprehensive income/(loss) for equity method investees reclassified to the Consolidated Income Statement	11	(37)	3	(56)
Total Share of Other comprehensive income/(loss) for equity method investees	24	(95)	1	(155)
Items relating to discontinued operations	—	(55)	9	(114)
Total Items that may be reclassified to the Consolidated Income Statement (B2)	455	(217)	489	(370)

Total Other comprehensive income/(loss) (B1)+(B2)	455	(217)	480	(375)
Tax effect	33	3	81	(23)
Tax effect - discontinued operations	—	2	—	3
Total Other comprehensive income/(loss), net of tax	€488	€(212)	€561	€(395)

The tax effect relating to Other comprehensive income/(loss) was as follows:

	Three months ended September 30
	2019			2018
	Pre-tax balance	Tax income/(expense)	Net balance	Pre-tax balance	Tax income/(expense)	Net balance
	(€ million)
Gains/(losses) on re-measurement of defined benefit plans	€—	€—	€—	€—	€—	€—
Losses on cash flow hedging instruments	(139)	33	(106)	(38)	3	(35)
Foreign exchange gains/(losses)	570	—	570	(29)	—	(29)
Share of Other comprehensive income/(loss) for equity method investees	24	—	24	(95)	—	(95)
Items relating to discontinued operations	—	—	—	(55)	2	(53)
Total Other comprehensive income/(loss)	€455	€33	€488	€(217)	€5	€(212)

	Nine months ended September 30
	2019			2018
	Pre-tax balance	Tax income/(expense)	Net balance	Pre-tax balance	Tax income/(expense)	Net balance
	(€ million)
Gains/(losses) on re-measurement of defined benefit plans	€—	€—	€—	€(5)	€1	€(4)
(Losses)/gains on cash flow hedging instruments	(312)	81	(231)	19	(24)	(5)
Foreign exchange gains/(losses)	791	—	791	(120)	—	(120)
Share of Other comprehensive income/(loss) for equity method investees	1	—	1	(155)	—	(155)
Items relating to discontinued operations	—	—	—	(114)	3	(111)
Total Other comprehensive income/(loss)	€480	€81	€561	€(375)	€(20)	€(395)
20. Earnings per share
Basic earnings per share
Basic earnings per share for the three and nine months ended September 30, 2019 and 2018 was determined by dividing the Net (loss)/profit attributable to the equity holders of the parent by the weighted average number of shares outstanding during each period.
The following table summarizes the amounts used to calculate the basic earnings per share:

		Three months ended September 30		Nine months ended September 30
		2019	2018	2019	2018
Net (loss)/profit attributable to owners of the parent	million	€(179)	€557	€5,086	€2,321
Weighted average number of shares outstanding	thousand	1,567,466	1,550,618	1,562,967	1,547,705
Basic (loss)/earnings per share	€	€(0.11)	€0.36	€3.25	€1.50

		Three months ended September 30		Nine months ended September 30
		2019	2018	2019	2018
Net (loss)/profit from continuing operations attributable to owners of the parent	million	€(179)	€513	€1,118	€2,156
Weighted average number of shares outstanding	thousand	1,567,466	1,550,618	1,562,967	1,547,705
Basic (loss)/earnings per share from continuing operations	€	€(0.11)	€0.33	€0.72	€1.39

		Three months ended September 30		Nine months ended September 30
		2019	2018	2019	2018
Net profit from discontinued operations attributable to owners of the parent	million	€—	€44	€3,968	€165
Weighted average number of shares outstanding	thousand	1,567,466	1,550,618	1,562,967	1,547,705
Basic earnings per share from discontinued operations	€	€—	€0.03	€2.54	€0.11
Diluted earnings per share
In order to calculate the diluted earnings per share during the three and nine months ended September 30, 2019, the weighted average number of shares outstanding was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the outstanding and unvested PSU awards and RSU awards at September 30, 2019 as determined using the treasury stock method.
For the three and nine months ended September 30, 2019,the theoretical effect that would arise if a portion of the RSU awards granted in February 2018 were exercised was not taken into consideration in the calculation of diluted earnings per share as this would have had an anti-dilutive effect.
For the three and nine months ended September 30, 2018, there were no instruments excluded from the calculation of diluted earnings per share because of an anti-dilutive effect.
The following tables summarize the amounts used to calculate the diluted earnings per share for the three and nine months ended September 30, 2019 and 2018:

		Three months ended September 30		Nine months ended September 30
		2019	2018	2019	2018
Net (loss)/profit attributable to owners of the parent	million	€(179)	€557	€5,086	€2,321
Weighted average number of shares outstanding	thousand	1,567,466	1,550,618	1,562,967	1,547,705
Number of shares deployable for share-based compensation	thousand	3,689	18,170	7,609	19,996
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,571,155	1,568,788	1,570,576	1,567,701
Diluted (loss)/earnings per share	€	€(0.11)	€0.36	€3.24	€1.48

		Three months ended September 30		Nine months ended September 30
		2019	2018	2019	2018
Net (loss)/profit from continuing operations attributable to owners of the parent	million	€(179)	€513	€1,118	€2,156
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,571,155	1,568,788	1,570,576	1,567,701
Diluted (loss)/earnings per share from continuing operations	€	€(0.11)	€0.33	€0.71	€1.38

		Three months ended September 30		Nine months ended September 30
		2019	2018	2019	2018
Net profit from discontinued operations attributable to owners of the parent	million	€—	€44	€3,968	€165
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,571,155	1,568,788	1,570,576	1,567,701
Diluted earnings per share from discontinued operations	€	€—	€0.03	€2.53	€0.11
21. Segment reporting
The Group’s activities are carried out through five reportable segments: four regional mass-market vehicle segments (North America, LATAM, APAC and EMEA) and Maserati, our global luxury brand segment. These reportable segments reflect the operating segments of the Group that are regularly reviewed by the Chief Executive Officer, who is the “chief operating decision maker”, for making strategic decisions, allocating resources and assessing performance, and that exceed the quantitative threshold provided in IFRS 8 – Operating Segments (“IFRS 8”), or whose information is considered useful for the users of the financial statements.
The Group’s four regional mass-market vehicle reportable segments deal with the design, engineering, development, manufacturing, distribution and sale of passenger cars, light commercial vehicles and related parts and services in specific geographic areas: North America (U.S., Canada, Mexico and Caribbean islands), LATAM (South and Central America), APAC (Asia and Pacific countries) and EMEA (Europe, Middle East and Africa). The Group's global luxury brand reportable segment, Maserati, deals with the design, engineering, development, manufacturing, worldwide distribution and sale of luxury vehicles under the Maserati brand. During the first quarter 2019, our previously reported “NAFTA” segment was renamed “North America” in response to the expected ratification of the United States–Mexico–Canada Agreement (“USMCA”). Other than the change of name, no other changes were made to the segment.
The results of our Magneti Marelli business were previously reported within the Components segment along with our industrial automation systems design and production business and our cast iron and aluminum components business. Following the classification of Magneti Marelli as a discontinued operation during 2018 (refer to Note 2, Scope of consolidation), the remaining activities within Components segment are no longer considered a separate reportable segment as defined by IFRS 8 and are reported within “Other activities” below.
Other activities includes the results of our industrial automation systems design and production business and our cast iron and aluminum components business, as well as the activities and businesses that are not operating segments under IFRS 8. In addition, Unallocated items and eliminations includes consolidation adjustments and eliminations. Financial income and expenses and income taxes are not attributable to the performance of the segments as they do not fall under the scope of their operational responsibilities.
Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) is the measure used by the chief operating decision maker to assess performance, allocate resources to the Group's operating segments and to view operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted EBIT excludes certain adjustments from Net (loss)/profit from continuing operations including gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit). See below for a reconciliation of Net (loss)/profit from continuing operations, which is the most directly comparable measure included in our Interim Condensed Consolidated Income Statement, to Adjusted EBIT. Operating assets are not included in the data reviewed by the chief operating decision maker, and as a result and as permitted by IFRS 8, the related information is not provided.

The following tables summarize selected financial information by segment three and nine months ended September 30, 2019 and 2018:

	Mass-Market Vehicles
Three months ended September 30, 2019	North America	LATAM	APAC	EMEA	Maserati	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€19,066	€2,191	€687	€4,660	€394	€722	€(398)	€27,322
Revenues from transactions with other segments	3	(4)	(11)	(26)	(2)	(358)	398	—
Revenues from external customers	€19,069	€2,187	€676	€4,634	€392	€364	€—	€27,322

Net (loss) from continuing operations								€(179)
Tax expense								€440
Net financial expenses								€280
Adjustments:
Impairment expense and supplier obligations(1)	—	—	—	435	148	—	793	1,376
Restructuring costs, net of reversals	(3)	—	—	—	—	2	—	(1)
Other(2)	(2)	—	—	5	1	1	38	43
Adjusted EBIT	€2,019	€152	€(10)	€(55)	€(51)	€(70)	€(26)	€1,959

Share of profit of equity method investees	€—	€—	€(34)	€77	€—	€2	€1	€46
________________________________________________________________________________________________________________________________________________
(1) Impairment expense recognized in EMEA, Maserati and also not allocated to a specific region. (Refer to Note 7, Other intangible assets).
(2) Other costs, primarily relating to litigation proceedings. (Refer to Note 18, Guarantees granted, commitments and contingent liabilities).

	Mass-Market Vehicles
Three months ended September 30, 2018	North America	LATAM	APAC	EMEA	Maserati	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€19,073	€1,983	€582	€4,955	€631	€576	€(206)	€27,594
Revenues from transactions with other segments	(6)	—	(13)	(21)	(5)	(161)	206	—
Revenues from external customers	€19,067	€1,983	€569	€4,934	€626	€415	€—	€27,594

Net profit from continuing operations								€514
Tax expense								€277
Net financial expenses								€249
Adjustments:
Charge for U.S. diesel emissions matters(1)	—	—	—	—	—	—	713	713
China inventory impairment(2)	—	—	129	—	—	—	—	129
Restructuring costs, net of reversals(3)	—	(36)	—	60	—	—	—	24
Recovery for costs for recall - airbag inflators	(3)	—	—	—	—	—	—	(3)
Brazilian indirect tax - reversal of liability/recognition of credits(4)	—	(47)	—	—	—	—	—	(47)
(Recovery of)/costs for recall - contested with supplier(5)	13	—	—	—	—	—	—	13
Other	3	—	—	—	—	—	—	3
Adjusted EBIT	€1,937	€83	€(96)	€(25)	€15	€(39)	€(3)	€1,872

Share of profit of equity method investees	€—	€—	€(16)	€64	€—	€3	€2	€53
________________________________________________________________________________________________________________________________________________
(1) Charge for estimated costs related to U.S. diesel emissions matters.
(2) Impairment of inventory in connection with the accelerated adoption of new emission standards in China and slower than expected sales.
(3) Restructuring costs primarily related to EMEA, partially offset by the reversal of previously recorded costs in LATAM.
(4) Recognition of credits for amounts paid in prior years in relation to indirect taxes in Brazil.
(5) Amounts accrued in relation to costs for a recall which were contested with a supplier.

	Mass-Market Vehicles
Nine months ended September 30, 2019	North America	LATAM	APAC	EMEA	Maserati	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€52,762	€6,173	€2,041	€15,294	€1,208	€2,175	€(1,109)	€78,544
Revenues from transactions with other segments	(14)	(9)	(36)	(64)	(7)	(979)	1,109	—
Revenues from external customers	€52,748	€6,164	€2,005	€15,230	€1,201	€1,196	€—	€78,544

Net profit from continuing operations								€1,122
Tax expense								€969
Net financial expenses								€784
Adjustments:
Impairment expense and supplier obligations(1)	87	—	—	441	210	—	793	1,531
Restructuring costs, net of reversals(2)	23	128	—	37	—	7	—	195
Brazilian indirect tax - reversal of liability/recognition of credits(3)	—	(164)	—	—	—	—	—	(164)
Gains on disposal of investments	—	—	—	—	—	(7)	—	(7)
Other(4)	51	3	—	6	9	(9)	63	123
Adjusted EBIT	€4,628	€367	€(31)	€(52)	€(159)	€(162)	€(38)	€4,553

Share of profit of equity method investees	€—	€—	€(88)	€237	€—	€11	€1	€161
________________________________________________________________________________________________________________________________________________
(1) Impairment expense recognized in third quarter of 2019 for EMEA, Maserati and also not allocated to a specific region. (Refer to Note 7, Other intangible assets). Additionally, impairment expense recognized in previous quarters in North America and Maserati, as well as supplier obligations of €6 million in EMEA.
(2) Restructuring costs, mainly related to LATAM, EMEA and North America, primarily includes €76 million of write-down of Property, plant and equipment and €116 million related to the recognition of provisions for restructuring. (Refer to Note 13, Provisions).
(3) Gains in relation to the recognition of credits for amounts paid in prior years in relation to indirect taxes in Brazil. (Refer to Note 9, Trade and other receivables).
(4) Other costs, primarily relating to litigation proceedings. (Refer to Note 18, Guarantees granted, commitments and contingent liabilities).

	Mass-Market Vehicles
Nine months ended September 30, 2018	North America	LATAM	APAC	EMEA	Maserati	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€53,025	€5,979	€1,853	€16,925	€1,953	€1,868	€(665)	€80,938
Revenues from transactions with other segments	(26)	(6)	(38)	(66)	(13)	(516)	665	—
Revenues from external customers	€52,999	€5,973	€1,815	€16,859	€1,940	€1,352	€—	€80,938

Net profit from continuing operations								€2,159
Tax expense								€868
Net financial expenses								€801
Adjustments:
Charge for U.S. diesel emissions matters(1)	—	—	—	—	—	—	713	713
Impairment expense and supplier obligations(2)	—	—	11	142	—	—	11	164
China inventory impairment(3)	—	—	129	—	—	—	—	129
U.S. special bonus payment(4)	109	—	—	—	—	2	—	111
Employee benefits settlement losses(5)	78	—	—	—	—	—	—	78
Restructuring costs, net of reversal(6)	—	(36)	—	60	—	2	—	26
Recovery of costs for recall - airbag inflators(7)	(46)	—	—	—	—	—	—	(46)
Brazilian indirect tax - reversal of liability/recognition of credits(8)	—	(47)	—	—	—	—	—	(47)
(Recovery of)/costs for recall - contested with supplier(9)	(50)	—	—	—	—	—	—	(50)
Other	1	—	—	—	—	—	—	1
Adjusted EBIT	€4,550	€258	€(184)	€345	€103	€(124)	€(41)	€4,907

Share of profit of equity method investees	€—	€—	€(23)	€217	€—	€12	€2	€208
________________________________________________________________________________________________________________________________________________
(1) Charge for estimated costs related to U.S. diesel emissions matters.
(2) Impairment expense of €109 million, primarily in EMEA and APAC, and supplier obligations of €55 million resulting from changes in product plans in connection with the updated business plan.
(3) Impairment of inventory in connection with the accelerated adoption of new emission standards in China and slower than expected sales.
(4) Special bonus payment of $2,000 to approximately 60,000 employees as a result of the Tax Cuts and Jobs Act.
(5) Charge arising on settlement of a portion of a supplemental retirement plan in North America.
(6) Restructuring costs primarily related to EMEA, partially offset by the reversal of previously recorded costs in LATAM
(7) Recovery of amounts accrued in 2016 in relation to costs for recall campaigns related to Takata airbag inflators.
(8) Recognition of credits for amounts paid in prior years in relation to indirect taxes in Brazil.
(9) Gain from the partial recovery of amounts accrued in 2016 and 2018 in relation to costs for a recall which were contested with a supplier.
22. Subsequent events
On October 31, 2019, it was announced that the Supervisory Board of Peugeot S.A. and the Board of Directors of Fiat Chrysler Automobiles N.V. have each unanimously agreed to work towards a full combination of their respective businesses by way of a 50/50 merger. Both boards have given the mandate to their respective teams to finalize the discussions to reach a binding Memorandum of Understanding in the coming weeks.